Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of March 1, 2004 (the “Agreement Date”), by and among (i) Cytyc Corporation, a Delaware corporation (the “Parent”), (ii) Radio Acquisition Corp., a California corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), (iii) Novacept, a California corporation (the “Company”), and (iv) for the limited purposes of agreeing to perform the duties specified in Section 2.5, David Clapper and Edward Unkart, acting jointly as the Shareholder Representative referred to herein. Capitalized terms used herein without definition shall have the respective meanings set forth in Section 10.2 hereof.

WHEREAS, Merger Sub will merge with the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the California Corporations Code (“California Law”);

WHEREAS, the board of directors of the Company (the “Company Board”) has approved and adopted this Agreement and the consummation of the transactions contemplated hereby, and has determined to submit this Agreement and the performance of the transactions contemplated hereby to the holders (the “Company Shareholders”), of the shares of the Company’s Common Stock, par value $0.001 per share (the “Company Common Stock”), and Preferred Stock, par value $0.001 per share (the “Company Preferred Stock”), for their approval in accordance with California Law; and

WHEREAS, the Company Board has carefully considered the terms of this Agreement and has determined that the terms and conditions of the transactions contemplated hereby, including the Merger, are fair and in the best interests of, and are advisable to, the Company and the Company Shareholders, and the Company Board has recommended that the Company Shareholders vote for the approval of this Agreement and the transactions contemplated hereby.

Now, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and intending to be legally bound hereby, Parent, Merger Sub, the Company and, for the limited purposes of agreeing to perform the duties specified in Section 2.5, the Shareholder Representative hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Merger. Subject to the other terms and conditions of this Agreement, including those set forth in Article 7 hereof, and in accordance with California Law, at the Effective Time, Merger Sub shall be merged with and into the Company, and as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

(b) Closing; Effective Time. Subject to the fulfillment or waiver of all of the conditions contained in Article 7, as soon as is reasonably practicable following the satisfaction or waiver of all of the conditions contained in Article 7, or at such other date and time as the parties hereto may agree upon, a closing (the “Closing”) will be held at the offices of Bingham McCutchen LLP in East Palo Alto, California (or such other place as the parties may agree). The date on which the Closing is actually held is referred to herein as the “Closing Date.” On the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing an agreement of merger with the California Secretary of State, substantially in the form attached hereto as Exhibit A, and with such changes as may be made after review by the California Secretary of State (the “Merger Document”). The term “Effective Time” means the date and time of the filing of the Merger Document with the California Secretary of State (or such later time as may be agreed by each of the parties hereto and specified in the Merger Document in accordance with California Law). In the event of a conflict between the Merger Document and this Agreement, the terms of this Agreement shall govern.

1.2 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the Merger Document and as provided by the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, upon the consummation of the Merger, all the property (including, but not limited to, Intellectual Property and licenses to Intellectual Property), rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of those corporations shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

1.3 Charter; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) shall be the Articles of Incorporation of the Company, as amended by the Merger Document.

(b) At the Effective Time, the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided by California Law, the Surviving Corporation Charter and such bylaws.

1.4 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Surviving Corporation Charter and the bylaws of the Surviving Corporation, and until their respective successors are duly elected and qualified or until their earlier death, disability, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, disability, resignation or removal.

1.5 Closing Date Consideration; Initial Escrow Amount; Representative Reimbursement Amount.

(a) The consideration to be paid by Parent to the Participating Rights Holders at the Closing in connection with the Merger shall be the amount of the Closing Payment Amount in cash allocated to each of such Participating Rights Holders pursuant to Section 2.1.

(b) Notwithstanding the foregoing, a portion of the Closing Payment Amount payable to the Participating Rights Holders equal to $27,500,000 (the “Initial Escrow Amount”), shall not be paid to the Participating Rights Holders at the Closing, but shall instead be deposited with Sovereign Bank or such other escrow agent as shall be mutually agreed-upon by Parent and the Company (the “Escrow Agent”), to be held in trust by the Escrow Agent pursuant to an Escrow Agreement, substantially in the form of the attached Exhibit B, and with such changes as may be reasonably requested by the Escrow Agent (the “Escrow Agreement”), and distributed in accordance therewith. At the Closing, Parent, the Shareholder Representative and the Escrow Agent will execute and deliver the Escrow Agreement.

(c) In addition, a portion of the Closing Payment Amount otherwise payable to the Participating Rights Holders equal to $250,000 (the “Representative Reimbursement Amount”), shall not be paid to the Participating Rights Holders at the Closing, but shall instead be deposited in cash with the Shareholder Representative, to be held by the Shareholder Representative for the payment of expenses incurred by the Shareholder Representative in performing its duties pursuant to this Agreement. Any of the Representative Reimbursement Amount originally deposited with the Shareholder Representative at the Closing that has not been consumed by the Shareholder Representative pursuant to the terms of this Agreement on or prior to the end of the period in which Parent, the Surviving Corporation and their Affiliates may make claims for indemnification pursuant to Section 9.2 or, if later, the date on which all indemnification claims of Parent, the Surviving Corporation or any of their Affiliates outstanding at the end of such period have been discharged in full, shall be distributed by the Shareholder Representative to the Escrow Agent for further distribution by the Escrow Agent to the Participating Rights Holders pro rata based on their respective rights to participate in receipt of the remaining Escrowed Funds, if any. Notwithstanding the delivery of any remaining portion of the Representative Reimbursement Amount to the Escrow Agent, such remaining portion shall not be deemed part of the Initial Escrow Amount or part of the Escrowed Funds and shall not be available to satisfy indemnification or other obligations to Parent hereunder.

ARTICLE 2

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES; PAYMENTS

2.1 Conversion of Securities.

(a) Common Stock. Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time and held by Participating Rights Holders will be converted at the Effective Time into the right to receive from Parent, in cash, an amount equal to the Per Share Common Closing Payment. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Common Closing Payment upon the surrender of such certificate in accordance with Section 2.2 and this Section 2.1. Notwithstanding the foregoing, portions of the Closing Payment Amount attributable to the Company Common Stock shall be deposited in escrow and a portion of the Closing Payment Amount shall be paid to the Shareholder Representative as the Representative Reimbursement Amount in accordance with Section 1.5.

(b) Preferred Stock. Each share of each series, if any, of Company Preferred Stock issued and outstanding immediately prior to the Effective Time and held by Participating Rights Holders will be converted at the Effective Time into the right to receive, in cash, an amount equal to the Per Share Preferred Closing Payment associated with such series of Company Preferred Stock. All shares of Company Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Preferred Closing Payment associated with the applicable class of Company Preferred Stock upon the surrender of such certificate in accordance with Section 2.2 and this Section 2.1. Notwithstanding the foregoing, portions of the Closing Payment Amount attributable to the Company Preferred Stock shall be deposited in escrow and a portion of the Closing Payment Amount shall be paid to the Shareholder Representative as the Representative Reimbursement Amount in accordance with Section 1.5. For avoidance of doubt, shares of Company Preferred Stock converted into Company Common Stock immediately prior to the Effective Time in connection with the Merger shall not be entitled to consideration under this Section 2.1(b), but instead shall be entitled to consideration on an as-converted basis as Company Common Stock pursuant to Section 2.1(a).

(c) Exchange of Options and Warrants.

(i) Options. Each option to purchase Company Common Stock issued under the Company’s 1997 Stock Option Plan (the “Company Option Plan”) or otherwise listed in Section 3.2(c) of the Company Disclosure Schedule, whether or not exercisable, whether or not vested, and whether or not performance-based, which is outstanding at the Effective Time (each a “Company Option”), shall not be assumed by the Surviving Corporation or Parent, but shall instead be converted at the Effective Time into the right to receive payment as of the Closing of an amount in cash equal to the excess, if any, of the aggregate Per Share Common Closing Payment that would be payable with respect to all shares of Company Common Stock that would be issuable upon exercise of such Company Option (regardless of whether or not any such Company Option is then “vested” or exercisable) (the “Option Shares”) over the aggregate exercise price per share otherwise payable by the holder thereof to acquire such Option Shares. Notwithstanding the foregoing, portions of the Closing Payment Amount attributable to the Company Options shall be deposited in escrow and a portion of the Closing Payment Amount shall be paid to the Shareholder Representative as the Representative Reimbursement Amount in accordance with Section 1.5.

(ii) Warrants. Any unexercised rights, warrants or options that are not described in Section 2.1(c)(i) above to purchase shares of Company Common Stock or Company Preferred Stock and that are outstanding immediately prior to the Effective Time (each a “Company Warrant”) and are tendered to Parent for payment at the Closing in compliance with Section 2.2(a) shall be discharged by Parent out of the aggregate merger consideration for an amount equal to the excess, if any, of the aggregate Per Share Common Closing Payment that would be payable with respect to all shares of Company Common Stock that would be issuable upon exercise of such Company Warrant (the “Warrant Shares”) over the aggregate exercise price otherwise payable by the holder to acquire such Warrant Shares. For the purposes of the calculating the portion of the Closing Payment Amount to be paid to the holder of a Company Warrant to purchase Company Preferred Stock, such Company Warrant shall be deemed exercisable for that number of shares of Company Common Stock equal to the number of shares of Company Preferred Stock for which such Company Warrant may be exercised multiplied by the applicable conversion rate for the series of Company Preferred Stock specified in such Company Warrant. In addition, the per share exercise price for such Company Warrant shall be deemed to be the per share exercise price specified in the Company Warrant divided by the applicable conversion rate for the series of Preferred Stock specified in such Company Warrant.

For avoidance of doubt, the intent of the foregoing provisions regarding Company Warrants exercisable for Company Preferred Stock is the effect the exchange of such Company Warrants for a portion of the aggregate merger consideration on an as-converted to Company Common Stock basis. Notwithstanding the foregoing, portions of the Closing Payment Amount attributable to the Company Warrants shall be deposited in escrow and a portion of the Closing Payment Amount shall be paid to the Shareholder Representative as the Representative Reimbursement Amount in accordance with Section 1.5.

(d) Treasury Stock. Each share of Company Common Stock or Company Preferred Stock held in the treasury of the Company or held by any Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and extinguished at the Effective Time without any conversion thereof and no payment shall be made with respect thereto.

(e) Stock Held by Parent. Each share of Company Common Stock or Company Preferred Stock held by Parent or any Affiliate of Parent shall be cancelled and extinguished at the Effective Time without any conversion thereof and no payment shall be made with respect thereto.

(f) Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued fully paid and nonassessable share of common stock of the Surviving Corporation.

2.2 Exchange of Certificates and Instruments for Closing Payment Amount.

(a) Exchange Procedures.

(i) Within a reasonable period of time prior to the Closing, Parent will deliver to the Company forms of the transmittal materials which Parent will reasonably require from those Participating Rights Holders entitled to receive a portion of the Closing Payment Amount in respect of their shares of Company Common Stock or Company Preferred Stock, or in respect of their Company Options or Company Warrants, which materials may include any certifications Parent may request with respect to compliance with any withholding obligations of Parent or the Surviving Corporation under the Code. The Company will distribute such materials to eligible Participating Rights Holders. As promptly as practicable following the Effective Time, Parent will deliver to each Participating Rights Holder who has completed such transmittal materials and returned them to Parent at or prior to the Closing, together with the certificate or certificates representing outstanding shares of Company Common Stock or Company Preferred Stock (the “Certificates”), or certificates or instruments representing outstanding Company Options or Company Warrants (“Derivative Instruments”), a check (or, at the election of the Shareholder Representative, a wire transfer to the extent that the aggregate amount owed to any such holder is in excess of $1,000,000) representing that portion of the Closing Payment Amount that such Participating Rights Holder is entitled to receive in cash. The (i) delivery of such checks (or wire transfers, as applicable) by Parent to the Participating Rights Holders and (ii) deposit of the Initial Escrow Amount with the Escrow Agent and (iii) delivery of the Representative Reimbursement Amount to the Shareholder Representative shall be deemed, for all purposes, to have satisfied in full Parent’s Closing Payment Amount obligations to such Participating Rights Holders and Parent shall have no further obligation for such payments. Parent shall not be required to pay any amount of the Closing Payment Amount to a particular Participating Rights Holder until receipt from such Participating Rights Holder of properly completed and executed transmittal materials in the form prepared by Parent. Parent shall be entitled to rely entirely on the information contained in the Capitalization Certificate and any transmittal materials delivered hereunder for purposes of satisfying Parent’s obligation to deliver the Closing Payment Amount.

(ii) As promptly as practicable after the Effective Time, Parent will send to each Participating Rights Holder who does not submit completed transmittal materials to Parent at or before the Closing, as permitted by Section 2.2(a)(i) above, transmittal materials for use in exchanging his, her or its Certificates or Derivative Instruments for the applicable portion of the Closing Payment Amount into which such shares of Company Common Stock or Company Preferred Stock (other than any Dissenting Shares) or Company Options or Company Warrants, have been converted. Until surrendered as contemplated by this Section 2.2, each Certificate or Derivative Instrument shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Closing Payment Amount payable pursuant to Section 2.1. Upon receipt of the completed transmittal materials and the applicable Certificates and Derivative Instruments from a Participating Rights Holder, Parent will deliver to such Participating Rights Holder a check (or, at the election of the Shareholder Representative, a wire transfer to the extent that the aggregate amount owed to any such holder at the Closing is in excess of $1,000,000) representing that portion of the Closing Payment Amount that such Participating Rights Holder is entitled to receive in cash.

(b) No Further Rights in Certificates or Derivative Instruments. After the Effective Time, holders of Company Common Stock, Company Preferred Stock, Company Options or Company Warrants outstanding immediately prior to the Effective Time will cease to be, and will have no rights as, shareholders or rightsholders of the Company or the Surviving Corporation, other than (i) in the case of Company Common Stock and Company Preferred Stock (other than Dissenting Shares), and Company Options and Company Warrants, the rights to receive the applicable portion of the Closing Payment Amount; (ii) in the case of Dissenting Shares, the rights afforded to the holders thereof under Sections 1300-1312 of California Law, as applicable, and (iii) rights under this Agreement and the Escrow Agreement.

(c) No Liability. Neither Parent, the Surviving Corporation nor the Company shall be liable to any holder of Company Common Stock, Company Preferred Stock, Company Options or Company Warrants for any portion of the Closing Payment Amount delivered to an appropriate public official pursuant to any abandoned property, escheat or similar law.

(d) Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Preferred Stock, Company Options or Company Warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(e) Lost Instrument or Certificate Procedure. If a Certificate or Derivative Instrument held by a Participating Rights Holder has been lost, destroyed or mutilated, in lieu of receipt of the original instrument, the Parent will accept from such Participating Rights Holder a lost certificate affidavit in a form reasonably satisfactory to Parent attesting that such loss, destruction or mutilation has occurred and agreeing to indemnify and hold harmless the Parent for any losses in connection therewith.

2.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock or Company Preferred Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing such shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by any applicable laws.

2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock or Company Preferred Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have exercised dissenters’ rights or rights of appraisal for such shares of Company Common Stock or Company Preferred Stock in accordance with California Law, if any, and who, as of the Effective Time, have not effectively withdrawn or lost such dissenters’ rights (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive any portion of the amounts to be paid pursuant to Section 2.1, but the holders thereof shall only be entitled to such rights as are granted by California Law, if any. All Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenters’ rights shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the later of the Effective Time or the occurrence of such event, the right to receive an appropriate portion of the amounts to be paid pursuant to Section 2.1, without any interest thereon, upon surrender, in the manner provided in Section 2.2, of the Certificates that formerly evidenced such shares.

(b) The Company shall give Parent (i) prompt notice of any demands for fair value of shares of Company Common Stock or Company Preferred Stock received by the Company, withdrawals of such demands, and any other instruments served pursuant to California Law, if any, and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for fair value under California Law, if any. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for the fair value of shares of Company Common Stock or Company Preferred Stock or settle or offer to settle any such demands other than by operation of law or pursuant to a final order of a court of competent jurisdiction.

2.5 Shareholder Representative.

(a) Appointment of Shareholder Representative. By virtue of the adoption of this Agreement and the approval of the Merger by the Company Shareholders, each Participating Rights Holder (regardless of whether or not such Participating Rights Holder votes in favor of the adoption of the Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) shall be deemed to have appointed, effective from and after the Effective Time of the Merger, David Clapper and Edward Unkart (each a “Joint Representative”) to act jointly as the Shareholder Representative under this Agreement in accordance with the terms of this Section 2.5 and the Escrow Agreement. For clarity, each Joint Representative, acting jointly, shall be deemed the Shareholder Representative, and all actions required or permitted to be approved by the Shareholder Representative shall be deemed approved when approved by both Joint Representatives. If either David Clapper or Edward Unkart resigns, is removed or is no longer able to perform duties as a Joint Representative, the remaining Joint Representative shall continue as a sole Shareholder Representative, with the authority to act alone and to exercise all powers of the Shareholder Representative without the approval or joint action of another person. In the event that both David Clapper and Edward Unkart have resigned, are removed or are no longer able to perform duties as Joint Representative or as sole Shareholder Representative, as the case may be, a successor Shareholder Representative shall be selected from the following list, in the order specified, to serve as the sole Shareholder Representative, with power to act alone as the Shareholder Representative: (1) Michael Kaplan, (2) Barclay Phillips and (3) Ross Jaffee. Notwithstanding anything to the contrary in this Agreement or the Escrow Agreement: (i) unless removed, with the consent of the next enumerated successor named in the foregoing list, an outgoing sole Shareholder Representative may designate a successor Shareholder Representative different than such enumerated successor; (ii) if no enumerated successors remain in the foregoing list, an outgoing sole Shareholder Representative, unless removed, may designate a successor without the consent of any other person or Participating Rights Holder; provided, such outgoing Shareholder Representative shall use commercially reasonable efforts to provide notice of the name and address of such successor to the Participating Rights Holders representing at least three-fourths of the Escrowed Funds then in possession of the Escrow Agent. Notwithstanding the foregoing, or anything else to the contrary in the Agreement or the Escrow Agreement, the Participating Rights Holders entitled to a majority in amount of the Escrowed Funds then in the possession of the Escrow Agent may by written action remove a Joint Representative or sole Shareholder Representative or appoint a new Shareholder Representative, whether or not named above, or may change the order of succession specified above. Any person appointed to replace a former Joint Representative or sole Shareholder Representative shall execute a statement agreeing to perform the duties set forth in this Section 2.5 and such appointment shall become effective upon delivery of such statement to the Parent and the Surviving Corporation.

(b) Authority After the Effective Time. From and after the Effective Time, the Shareholder Representative shall be authorized to:

(i) take all actions required by, and exercise all rights granted to, the Shareholder Representative in this Agreement or the Escrow Agreement;

(ii) receive all notices or other documents given or to be given to the Shareholder Representative by Parent pursuant to this Agreement or the Escrow Agreement;

(iii) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement or the Escrow Agreement;

(iv) execute and deliver all agreements, certificates and documents required by the Shareholder Representative in connection with any of the transactions contemplated by this Agreement (including executing and delivering the Escrow Agreement);

(v) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement;

(vi) apply the Representative Reimbursement Amount to the payment of (or reimbursement of the Shareholder Representative for) expenses and liabilities which the Shareholder Representative may incur pursuant to this Section 2.5; and

(vii) take such other action as is necessary on behalf of the Participating Rights Holders as is necessary in connection with this Agreement, the Escrow Agreement and the transactions contemplated hereby, including:

(A) taking any actions required or permitted under the Escrow Agreement; and

(B) all such other matters as the Shareholder Representative may deem necessary or appropriate to carry out the intents and purposes of this Agreement and the Escrow Agreement.

(c) Reimbursement of Expenses. The Shareholder Representative shall be entitled to receive reimbursement from any Representative Reimbursement Amounts retained on behalf of the Shareholder Representative and then, immediately prior to its distribution to the Participating Rights Holders, against the consideration held as Escrowed Funds pursuant to the Escrow Agreement, for any and all expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Shareholder Representative in the performance or discharge of its rights and obligations under this Agreement (the “SR Expenses”).

(d) Release from Liability; Indemnification; Authority of Shareholder Representative. By virtue of the adoption of this Agreement and the approval of the Merger by the Company Shareholders, each Participating Rights Holder shall be deemed to hereby release the Shareholder Representative from, and each Participating Rights Holder shall be deemed to have agreed to indemnify the Shareholder Representative against, liability for any action taken or not taken by him, her or it in his, her or its capacity as such agent, except for the liability of the Shareholder Representative to a Participating Rights Holder for loss which such holder may suffer from fraud committed by the Shareholder Representative in carrying out his, her or its duties hereunder. By virtue of the adoption of this Agreement and the approval of the Merger by the Company Shareholders, each Participating Rights Holder (regardless of whether or not such Participating Rights Holder votes in favor of the adoption of the Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) shall be deemed to have appointed, as of the Agreement Date, the Shareholder Representative as his, her or its true and lawful agent and attorney-in-fact to enter into any agreement in connection with the transactions contemplated by this Agreement, to exercise all or any of the powers, authority and discretion conferred on him under any such agreement, to give and receive notices on their behalf and to be his, her or its exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by any such agreement, including, without limitation, the defense, settlement or compromise of any claim, action or proceeding for which Parent or the Surviving Corporation may be entitled to indemnification. All actions, decisions and instructions of the Shareholder Representative shall be conclusive and binding upon all of the Participating Rights Holders.

(e) Acceptance. By virtue of his approval and execution of this Agreement, the Shareholder Representative hereby agrees to act as, and to undertake the duties and responsibilities of, the Shareholder Representative as set forth in this Section 2.5.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except for representations and warranties that speak as of a particular date, which representations and warranties are made only as of such particular date, the Company hereby represents and warrants to Parent as follows as of each of (a) the Agreement Date and (b) the Closing Date, subject in each case to such exceptions as are set forth in the attached Disclosure Schedule of the Company (the “Company Disclosure Schedule”). Notwithstanding any other provision of this Agreement or the Company Disclosure Schedule, each exception set forth in the Company Disclosure Schedule will be deemed to qualify only each representation and warranty set forth in this Agreement (i) that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule as being qualified by such exception, or (ii) with respect to which the relevance of such exception is reasonably apparent on the face of the disclosure of such exception set forth in the Company Disclosure Schedule. The Company Disclosure Schedule shall be organized by section number (e.g., 3.1, 3.2 and 3.3) and may be organized by subsection number at the election of the Company (e.g., 3.2(b), 3.9(d) and 3.10(a)), but any disclosure made in any subsection shall be effective as disclosure for the entire section, unless disclosure by subsection is specifically required by the applicable section. Cross-references by section number shall be effective, and cross-references by subsection number shall not be required.

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify has resulted in or could be reasonably expected to result in a Material Adverse Effect on the Company. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to perform its obligations under the provisions of this Agreement, and to carry on its Principal Business as presently conducted and as the Company currently proposes it be conducted.

3.2 Capitalization and Voting Rights.

(a) The authorized capital of the Company consists of:

(i) Preferred Stock. 25,245,152 shares of Company Preferred Stock, of which 133,334 shares have been designated Series A Preferred Stock, 200,000 shares have been designated Series B Preferred Stock, 230,000 shares have been designated Series C Preferred Stock, 1,000,000 shares have been designated Series D Preferred Stock, 1,500,000 shares have been designated Series D-1 Preferred Stock, 681,818 shares have been designated Series E Preferred Stock, 3,500,000 shares have been designated Series F Preferred Stock, 3,000,000 shares have been designated Series F-1 Preferred Stock, 6,000,000 shares have been designated Series G Preferred Stock, and 9,000,000 shares have been designated Series H Preferred Stock. The respective rights, restrictions, privileges and preferences of the Company Preferred Stock are as stated in the Restated Articles.

(ii) Common Stock. 100,000,000 shares of Company Common Stock.

(b) As of the Agreement Date, the number of shares of each series of Company Preferred Stock and of Company Common Stock issued and outstanding is set forth on Section 3.2(b) of the Company Disclosure Schedule.

(c) Except as set forth in Sections 3.2(c) or 3.2(f) of the Company Disclosure Schedule, as of the Agreement Date, there are not outstanding any options, warrants, instruments, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or other agreements or instruments of any kind, including convertible debt instruments, for the purchase or acquisition from the Company of any of its Securities. The Company is not a party or subject to any agreement or understanding and, to the Company’s knowledge, there is no agreement or understanding between any other persons, that affects or relates to the voting or giving of written consents with respect to any Security or by a director of the Company.

(d) All of the issued and outstanding shares of the Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(e) Except as set forth in the Disclosure Schedule, each series of Company Preferred Stock is presently convertible into Company Common Stock on a one-for-one basis and the consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to the outstanding shares of Company Preferred Stock.

(f) Section 3.2(f) of the Company Disclosure Schedule sets forth the name and address of each Securityholder and the Securities beneficially owned by each Securityholder, and, in the case of options, warrants, instruments and other rights to acquire capital stock of the Company, (i) the per-share exercise price payable therefor, (ii) the number of shares of the Company’s capital stock each option, warrant, instrument or other right are vested or exercisable as of the Agreement Date, (iii) whether the holder of such option, warrant, instrument or other right is an employee of the Company, (iv) whether such option, warrant, instrument or other right will survive the Effective Time, if not exercised prior thereto, and (v) whether or not any such options, warrants, instruments or other rights are intended to be “incentive stock options” as such term is defined in the Code.

3.3 Subsidiaries. Except as set forth in Section 3.3 of the Company Disclosure Schedule, the Company has no Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, partnership, limited liability company or other business entity. The Company is not a participant in any joint venture or similar arrangement.

3.4 Authorization; Binding Obligations; Governmental Consents.

(a) Subject to the Shareholder Approval, all corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company hereunder have been taken prior to the Agreement Date. This Agreement is the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b) No consent, approval, permit, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of or with respect to the Company is required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except the filing of the Merger Document with the California Secretary of State and pre-merger notification filings under the HSR Act with the U.S. Department of Justice and Federal Trade Commission.

3.5 Financial Statements.

(a) The Company has made available to the Parent or its counsel, and included in the Company Disclosure Schedule are, the Financial Statements. The Financial Statements are complete and correct in all material respects and have been prepared in accordance with GAAP, except that the unaudited financial statements do not contain footnotes required by GAAP. The Financial Statements fairly present the financial condition of the Company on a consolidated basis as of the dates and during the periods indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments which are neither individually nor in the aggregate material. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

(b) Except for Indebtedness reflected in the Financial Statements, the Company and its Subsidiaries have no Indebtedness outstanding at the date hereof. The Company and its Subsidiaries are not in default with respect to any outstanding Indebtedness or any instrument relating thereto, nor is there any event which, with the passage of time or giving of notice, or both, would result in a default, and no such Indebtedness or any instrument or agreement relating thereto purports to limit the issuance of any Securities by the Company or the operation of the business of the Company. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of the Company or its Subsidiaries have been furnished to the Parent or its counsel.

3.6 Liabilities. The Company and its Subsidiaries have no liabilities or, to the knowledge of the Company, contingent liabilities not disclosed in the Financial Statements, except current liabilities incurred in the ordinary course of business consistent with past practice subsequent to the date of the latest balance sheet included in the Financial Statements and liabilities that, individually or in the aggregate, have not resulted in or could not reasonably be expected to result in a Material Adverse Effect on the Company.

3.7 Minute Book. The minute books of the Company and its Subsidiaries made available to the Parent or its counsel contain minutes of all meetings and copies of all other actions taken by written consent in lieu of a meeting of the directors or shareholders of the Company and its Subsidiaries since the time of incorporation and reflect all transactions referred to in such minutes accurately in all material respects.

3.8 Litigation. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no action, suit or proceeding pending or, to the knowledge of the Company, currently threatened and, to the knowledge of the Company, there is no pending or currently threatened investigation pertaining to any potential action, suit or proceeding against the Company and its Subsidiaries or any of its officers or directors. The foregoing includes, without limitation, actions, suits and proceedings pending or, to the knowledge of the Company, threatened involving the prior employment of any of the employees of the Company or its Subsidiaries, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company has not received any communication from any third party that could reasonably lead the Company to believe that any such action, suit, proceeding or investigation is forthcoming. The Company and its Subsidiaries are not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, or proceeding by the Company or any of its Subsidiaries currently pending or that the Company or any of its Subsidiaries intends to initiate or is investigating whether to initiate.

3.9 Intellectual Property.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all registered Intellectual Property owned, licensed or used by the Company or any of its Subsidiaries, all applications therefor, and all written licenses and assignments (excluding assignments of patent applications by inventors to the Company) to which the Company or any of its Subsidiaries is a party, and (ii) all licenses relating to technology, know-how and processes which the Company or any of its Subsidiaries has licensed or authorized for use by others.

(b) To the knowledge of the Company, the operation of the Principal Business of the Company and its Subsidiaries as presently conducted and as the Company and its Subsidiaries currently propose it be conducted does not interfere with, conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party. Section 3.9(b) of the Company Disclosure Schedule sets forth a complete and accurate list of third party Intellectual Property rights for which the Company or one of its Subsidiaries has sought a legal opinion regarding any potential interference with, conflict with infringement upon, misappropriation of or other violation of such third party Intellectual Property rights by the Company or its Subsidiaries. After informally applying a similar standard to all other third party Intellectual Property rights of which the Company has knowledge, the Company has determined not to seek opinions of counsel regarding such other third party Intellectual Property.

(c) The Company is the sole owner of the entire right, title and interest in and to all Company Owned Intellectual Property and has sufficient title, ownership or interest in and to, or has a valid license or other legal right under the Company Licensed Intellectual Property used in or necessary to the operation of its Principal Business as presently conducted and as the Company currently proposes it be conducted, subject to the terms of the license agreements governing the Company Licensed Intellectual Property.

(d) Except as set forth in Section 3.9(d) of the Company Disclosure Schedule, there are no outstanding options, licenses, or agreements of any kind relating to the Company Owned Intellectual Property and neither the Company nor any of its Subsidiaries has granted any license or other right to any third party with respect to the Company Licensed Intellectual Property or Company Owned Intellectual Property. Except as set forth in Section 3.9(d) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries are bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person.

(e) The Company has no present knowledge from which it could reasonably conclude that the Company Owned Intellectual Property and any Intellectual Property licensed to the Company under the Company Licensed Intellectual Property, are invalid or unenforceable, and the same have not been adjudged invalid or unenforceable in whole or in part. To the knowledge of the Company, the Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property necessary for the operation of the Principal Business of the Company and its Subsidiaries as presently conducted and as the Company and its Subsidiaries currently propose it be conducted. To the knowledge of the Company, the Company has complied with all of its obligations of confidentiality in respect of the claimed trade secrets or proprietary information of others and knows of no violation of such obligations of confidentiality as are owed to it.

(f) Except as set forth in Section 3.9(f) of the Company Disclosure Schedule, no claims or actions have been asserted, are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) based upon or challenging or seeking to deny or restrict the ownership by or license rights of the Company or any of its Subsidiaries of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any of its Subsidiaries or the operation of the Principal Business of the Company and its Subsidiaries as presently conducted and as the Company and its Subsidiaries currently propose it be conducted, interferes with, conflicts with, infringes upon, misappropriates or otherwise violates any Intellectual Property right of any third party, or (iii) alleging that the Company Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement, and, the Company has not received any communication from any third party that could reasonably lead the Company to believe that such a claim or action is forthcoming and, to the knowledge of the Company, there is no reasonable basis for such a claim or action. The Company and its Subsidiaries have not received any offers of licenses to patents that may cover any of the Company Products.

(g) As of the Agreement Date, to the knowledge of the Company, no person is engaging or has engaged in any activity that infringes or misappropriates the Company Owned Intellectual Property or Company Licensed Intellectual Property. Neither the Company nor any of its Subsidiaries has ever delivered any communication to any party (each, a “Notified Party”) that could reasonably lead any such Notified Party to believe that the Company or its Subsidiaries allege that any services provided by, processes used by, or products manufactured or sold by such Notified Party, or the operation of such Notified Party’s actual or proposed business, interferes with, conflicts with, infringes upon, misappropriates or otherwise violates any Company Owned Intellectual Property or Company Licensed Intellectual Property. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not breach, violate or conflict with any instrument or agreement concerning the Company Owned Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Company Owned Intellectual Property or materially impair the right of the Parent to license or dispose of, or to bring any action for the infringement of, any material Company Owned Intellectual Property.

(h) The Company has made available to the Parent or its counsel correct and complete copies of all the licenses of the Company Licensed Intellectual Property, other than licenses of commercial off-the-shelf computer software. With respect to each such license:

(i) such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license;

(ii) such license will not cease to be valid and binding and in full force and effect on terms identical in all material respects to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a material breach or default under such license or otherwise so as to give the licensor or any other person a right to terminate such license;

(iii) neither the Company nor any of its Subsidiaries has (A) received any notice of termination or cancellation under such license, (B) received any notice of breach or default under such license, which breach has not been cured, or (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a material breach of such license; and

(iv) neither the Company nor, to the knowledge of the Company, any other party to such license (including any Subsidiaries of the Company) is in material breach or default thereof, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such license.

(i) Except as set forth in Section 3.9(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has knowledge that any of its respective employees, officers, directors, agents or consultants is (i) subject to confidentiality restrictions in favor of any third person the breach of which could subject the Company or any of its Subsidiaries to any liability, or (ii) obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or any of its Subsidiaries, as applicable, or that would conflict with the Principal Business of the Company and its Subsidiaries as the Company and its Subsidiaries currently propose it be conducted. Each employee and consultant to the Company and any of Subsidiaries of the Company has executed a proprietary information and inventions agreement in substantially the form of Exhibit C attached hereto. No current or former employee or officer of or consultant to the Company or any of its Subsidiaries that has contributed to the development of registered Company Owned Intellectual Property has excluded works or inventions made prior to his or her employment or relationship with the Company or any of its Subsidiaries from his or her assignment of inventions to the Company pursuant to such employee’s, officer’s or consultant’s proprietary information and inventions agreement. Each of the Company and its Subsidiaries has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Intellectual Property.

(j) To the knowledge of the Company:

(i) there has been no misappropriation of any material trade secrets or other material confidential Company Owned Intellectual Property by any person;

(ii) no employee, independent contractor or agent of the Company or any of its Subsidiaries has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and

(iii) no employee, independent contractor or agent of the Company or any of its Subsidiaries is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Company Owned Intellectual Property.

(k) To the Company’s knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Principal Business by the employees of and consultants to the Company or any of its Subsidiaries, as the case may be, nor the conduct of Principal Business of the Company and its Subsidiaries as presently conducted or as the Company and its Subsidiaries currently propose it be conducted, would, to the knowledge of the Company, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees or consultants is now obligated. Except to the extent already assigned to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries believes that it is or will be necessary to utilize any inventions or proprietary information of any of its respective employees (or people it currently intends to hire) made prior to their employment by the Company or any of its Subsidiaries, as the case may be.

3.10 Compliance with Other Instruments. Neither the Company nor any of its Subsidiaries are in violation or default of any provision of its Articles of Incorporation (or equivalent document) or bylaws (or equivalent document) or, to the Company’s knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company or any of its Subsidiaries (excluding Environmental Laws, which are covered by Section 3.15, laws and regulations relating to Company Products, FDA matters and similar laws and regulations, which are covered by Section 3.14 and Section 3.21, laws and regulations relating to Company Benefit Plans, which are covered by Section 3.20, and Tax Law, which is covered by Section 3.24). Neither the Company nor any of its Subsidiaries are in violation or default of any mortgage, indenture, contract, agreement, instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound that has resulted in or could reasonably be expected to result in a material financial penalty or loss to the Company or would otherwise result in a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger, (i) will not result in any violation or default described in the preceding two sentences, (ii) result in the creation of any mortgage, pledge, lien, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries, or (iii) result in the suspension, revocation, impairment, forfeiture, or non-renewal of any material permit, license, authorization or approval applicable to the Principal Business, operations or any of the assets or properties of the Company or any of its Subsidiaries.

3.11 Agreements; Actions.

(a) Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, Affiliates, or any Affiliate thereof, or between any Subsidiary of the Company and any of its officers, directors or Affiliates.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth all agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company or any of its Subsidiaries is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company or any of its Subsidiaries in excess of $50,000, or that may not be extinguished on thirty (30) days’ notice or less (other than open purchase orders and invoices for the purchase or sale of goods or services entered into in the ordinary course of business), (ii) the license, assignment or transfer of any patent, copyright, trade secret or other proprietary right to or from the Company or any of its Subsidiaries (other than licenses to the Company arising from the purchase of commercial “off the shelf” or other standard products), (iii) the manufacture, marketing, sale or distribution of any products of the Company or any of its Subsidiaries in any jurisdiction, or any restrictions on the Company’s or any of its Subsidiaries’ exclusive rights to develop, manufacture, assemble, distribute, market and sell its products, (iv) indemnification by the Company or any of its Subsidiaries with respect to infringements of proprietary rights (other than indemnification obligations arising from purchase, sale, marketing, supply, manufacturing, or license agreements or similar agreements entered into in the ordinary course of business), (v) any supply agreements, or (vi) other agreements that are otherwise material to the Principal Business of the Company.

(c) The Company has delivered or has caused to be delivered to the Parent or its counsel (including in connection with the delivery of the Company’s compiled response to the Parent’s due diligence request list, which compiled response was delivered to the Parent and its counsel at the offices of the Company’s counsel by making such compiled response available for Parent and its counsel to review and remove from such offices) correct and complete copies of each contract, agreement or other arrangement listed in Section 3.11 of the Company Disclosure Schedule, as such contracts, agreements and arrangements are amended to date. Each such contract, agreement or other arrangement is a valid, binding and enforceable obligation of the Company or any of its Subsidiaries, as applicable, and, to the knowledge of the Company, of the other party or parties thereto, and is in full force and effect. Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, the other party or parties thereto, is in breach or non-compliance, or, to the knowledge of the Company, is considered to be in breach or non-compliance by the other party thereto, of any term of any such contract, agreement or other arrangement, except for breach or non-compliance that has not and could not be reasonably expected to result in a Material Adverse Effect on the Company or result in provide any other party thereto with the right to impose a material financial penalty on the Company. Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received notice of any default or threat thereof with respect to any such contract, agreement or other arrangement and neither the Company nor any of its Subsidiaries has a reasonable basis for suspecting that any such default exists or will be forthcoming. Subject to obtaining any necessary consents by the other party or parties to any such contract, agreement or other arrangement (as further set forth in Section 3.11(c) of the Company Disclosure Schedule), no contract, agreement or other arrangement listed in Section 3.11 of the Company Disclosure Schedule includes or incorporates any provision the effect of which would be to enlarge or accelerate any obligations of the Company or any of its Subsidiaries or give additional rights to any other party thereto, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

(d) For the purposes of Section 3.11(b), all liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person (including persons the Company or any of its Subsidiaries has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

3.12 Related-Party Transactions. No employee, officer, or director of or consultant to the Company or any of its Subsidiaries, as the case may be, or member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them other than (a) for payment of salary or fees (in the case of consultants) for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries, and (c) for other standard employee benefits made generally available to all employees (including stock options outstanding under any stock option plan approved by the Company Board or the board of directors of any of the Company’s Subsidiaries, as the case may be). To the knowledge of the Company, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company or any of its Subsidiaries is affiliated or with which the Company or any of its Subsidiaries has a business relationship, or any firm or corporation that competes with the Company or any of its Subsidiaries, except that employees, officers or directors of the Company or any of its Subsidiaries and members of their immediate families may own stock in publicly-traded companies that may compete with the Company or any of its Subsidiaries. No member of the immediate family of any officer or director of the Company is directly or indirectly interested in any material contract with the Company. No member of the immediate family of any officer or director of any Subsidiary of the Company is directly or indirectly interested in any material contract with such Subsidiary. Except as may be disclosed in the Financial Statements, neither the Company nor any of its Subsidiaries is a guarantor or indemnitor of any Indebtedness of any other person.

3.13 Changes. Except as reflected in the Financial Statements provided to the Parent, since the end of the latest completed fiscal year of the Company, there has not been:

(a) Any change in the assets, liabilities, financial condition or operations of the Company or any of its Subsidiaries from that reflected in the Financial Statements, other than changes in the ordinary course of business consistent with past practice, none of which individually or in the aggregate has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company;

(b) Any resignation or termination of any executive officer of the Company or of any of its Subsidiaries;

(c) Any material change, except in the ordinary course of business consistent with past practice, in the contingent obligations of the Company or any of its Subsidiaries by way of guaranty, endorsement, indemnity, warranty or otherwise;

(d) Any damage, destruction or loss, whether or not covered by insurance, which has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company;

(e) Any waiver by the Company or any of its Subsidiaries of a right or of a debt owed to it (i) by a director, officer or employee or the Company or any Subsidiary of the Company or (ii) in excess of $100,000;

(f) Any direct or indirect loans made by the Company to any shareholder, employee, officer or director of the Company, or a Subsidiary of the Company to any shareholder, employee, officer or director of such Subsidiary, other than advances made in the ordinary course of business consistent with past practice;

(g) Any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder of the Company or any of its Subsidiaries;

(h) Any declaration or payment of any dividend or other distribution of the assets of the Company or any of its Subsidiaries, or any repurchase of any shares of outstanding capital stock of the Company;

(i) Any labor organization activity;

(j) Any Indebtedness, obligation or liability incurred, assumed or guaranteed by the Company or any of its Subsidiaries, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business consistent with past practice;

(k) Any sale, assignment, transfer or license of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company or any of its Subsidiaries;

(l) Any change in any material agreement to which the Company or any of its Subsidiaries is a party or by which it is bound which has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company;

(m) Any change in the manner, method or policies employed by the Company or its Subsidiaries in the collection of its accounts receivable; or

(n) Any other event or condition of any character that, either individually or cumulatively, has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company.

3.14 Compliance with Laws; Permits. Neither the Company nor any of its Subsidiaries is in violation of any applicable statute, rule, regulation, order, judgment, decree, writ or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the Company Products, the conduct of its business or the ownership of its properties, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, 104 P.L. 191, Subtitle F, and regulations from time to time promulgated thereunder (“HIPAA”) and all other laws, statutes, rules or regulations related to the delivery of health care or health care services or the payment for health care or health care services, including any laws relating to Medicare fraud and abuse or similar state laws and regulations relating to reimbursement for medical procedures. The Company and each of its Subsidiaries has all franchises, permits, licenses and any similar authority (the “Permits”) necessary for the conduct of its business as now being conducted by it. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened.

3.15 Environmental, Zoning and Safety Laws. Except as set forth in Section 3.15 of the Company Disclosure Schedule, (a) neither the activities carried on by the Company or any of its Subsidiaries at the facilities, offices or properties leased by the Company or any of its Subsidiaries, as the case may be, nor, to the knowledge of the Company, the premises occupied by the Company or any of its Subsidiaries, are in violation of any Environmental Laws, or any other zoning, health or safety law or regulation, the violation of which has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company; (b) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any owner of any real property currently occupied by the Company or any of its Subsidiaries, has received written notice from any Governmental Authority that it is in violation, or alleged violation, of, or has any liability or threatened liability under, any Environmental Laws; (c) none of the properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance, except to the extent as would not be reasonably likely to result in material liability to the Company or any of its Subsidiaries; (d) neither the Company nor any of its Subsidiaries is liable for any off-site contamination by Hazardous Substances, except to the extent as would not be reasonably likely to result in material liability to the Company or any of its Subsidiaries; (e) the Company and each of its Subsidiaries has all material Environmental Permits necessary for the conduct of its business as now being conducted by it; (g) the Company and each of its Subsidiaries has always been and is in compliance in all material respects with its Environmental Permits; and (h) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require the Company or any Subsidiary to perform any investigation, remediation or other action with respect to Hazardous Substances, or to provide any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

3.16 Manufacturing and Marketing Rights. Neither the Company nor any of its Subsidiaries has granted rights to manufacture, produce, assemble, license, market, or sell its products to any other person and is not bound by any agreement that affects the Company’s, or any of its Subsidiaries’, exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

3.17 Disclosure. Neither this Agreement (including all the exhibits and schedules hereto), nor any other statements or certificates made or delivered in connection herewith or therewith, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances under which they were made.

3.18 First Offer Rights. Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted or agreed to grant any right of first offer with respect to any acquisition of all or substantially all of the capital stock or assets of the Company to any person. Notwithstanding anything to the contrary in this Agreement or the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby have not resulted, and will not result, in a violation or breach of any agreements identified in Section 3.18 of the Company Disclosure Schedule.

3.19 Insurance. The Company and each of its Subsidiaries has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow the Company or such Subsidiary to replace any of its properties that might be damaged or destroyed. The Company and each of its Subsidiaries has in full force and effect insurance, including but not limited to products liability, commercial general and excess liability and errors and omissions insurance, in the amounts set forth in Section 3.19 of the Company Disclosure Schedule. Neither the Company nor any of the Company’s Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it, and neither the Company nor any of the Company’s Subsidiaries has been denied insurance coverage.

3.20 Employee Benefit Plans.

(a) Identification of Plans. Except as disclosed in Section 3.20(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries currently maintains or contributes to, or has any outstanding liability to or in respect of or obligation under, any pension, profit-sharing, deferred compensation, bonus, stock option, employment, share appreciation right, severance, group or individual health, dental, medical, life insurance, survivor benefit, or similar plan, policy, arrangement or agreement, whether formal or informal, written or oral, for the benefit of any current or former director, officer or employee of or consultant to the Company or any of its Subsidiaries, as applicable. Each of the arrangements set forth in Section 3.20(a) of the Company Disclosure Schedule is herein referred to as an “Employee Benefit Plan”.

(b) Delivery of Documents. The Company has heretofore delivered to Parent or its counsel true, correct and complete copies of each Employee Benefit Plan and, with respect to each such Employee Benefit Plan, true, correct and complete copies of (i) any associated trust, custodial, insurance or service agreements, (ii) any annual report, actuarial report, or disclosure materials (including specifically any summary plan descriptions) submitted to any governmental agency or distributed to participants or beneficiaries thereunder in the current or any of the three (3) preceding calendar years, and (iii) the most recently received IRS determination letters, if any, and any governmental advisory opinions, rulings, compliance statements, closing agreements or similar materials specific to such Employee Benefit Plan.

(c) Compliance with Terms and Law. Each Employee Benefit Plan is and has heretofore been maintained and operated in material compliance with the terms of such Employee Benefit Plan and in material compliance with the requirements prescribed (whether as a matter of substantive law or as necessary to secure favorable tax treatment) by any and all applicable statutes, governmental or court orders, or governmental rules or regulations in effect from time to time, including ERISA and the Code, and applicable to such Employee Benefit Plan. Each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code and each trust or other entity intended to qualify as a “voluntary employee benefit association” within the meaning of Section 501(c)(9) of the Code and associated with any Employee Benefit Plan is expressly identified as such in Section 3.20(c) of the Company Disclosure Schedule and has been determined to be so qualified by the IRS (or, in the case of a 401(a) plan based upon a master and prototype or volume submitter form, the sponsor of such form has received a current advisory opinion as to the form upon which the Company is entitled to rely under applicable IRS procedures) and, to the knowledge of the Company, nothing has occurred as to each which has resulted or is likely to result in the revocation of such qualification determination or which requires or could require action under the compliance resolution programs of the IRS to preserve such qualification.

(d) Absence of Certain Events and Arrangements. Except as set forth in Section 3.20(d) of the Company Disclosure Schedule:

(i) there is no pending or, to the knowledge of the Company, threatened legal action, proceeding or investigation, other than routine claims for benefits, concerning any Employee Benefit Plan or, to the knowledge of the Company, any fiduciary or service provider thereof and, to the knowledge of the Company, there is no basis for any such legal action or proceeding;

(ii) no liability (contingent or otherwise) to the PBGC or any multi-employer plan has been incurred by the Company or any of its ERISA Affiliates or Subsidiaries (other than insurance premiums satisfied in due course);

(iii) no reportable event, or event or condition which presents a material risk of termination by the PBGC, has occurred with respect to any Employee Benefit Plan, or any retirement plan of an ERISA Affiliate or Subsidiary of the Company, which is subject to Title IV of ERISA;

(iv) no Employee Benefit Plan nor any party in interest with respect thereof has, to the knowledge of the Company, engaged in a prohibited transaction which could subject the Company or any of its Subsidiaries directly or indirectly to liability under Section 409 or 502(i) of ERISA or Section 4975 of the Code;

(v) no Employee Benefit Plan provides health benefits subsequent to termination of employment to employees or their beneficiaries except to the extent required by applicable state laws and Title I, Part 6 of ERISA;

(vi) neither the Company nor any of its Subsidiaries has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan; and

(vii) neither the Company nor any of its Subsidiaries has undertaken to maintain any Employee Benefit Plan for any period of time and each such Employee Benefit Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may be imposed by applicable law and the ordinary costs of termination and cancellation of the applicable contracts.

(e) Funding of Certain Plans. With respect to each Employee Benefit Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of the Company or any of its Subsidiaries, as the case may be, under the terms of each such Employee Benefit Plan or applicable law, as applied through the Closing Date, the consummation of the Merger or a short-form merger, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any such Employee Benefit Plan. The current value of the assets of each such Employee Benefit Plan, as of the end of the most recently ended plan year of that Employee Benefit Plan, equals or exceeds the current value of all accrued benefits liabilities under that Employee Benefit Plan.

(f) Effect of Transactions. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, will not, by themselves or in combination in any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from or under any Employee Benefit Plan (including any employment agreement) to any current or former director, officer or employee of or consultant to the Company or any of its Subsidiaries or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer or employee of or consultant to the Company.

(g) Multi-employer Plans. No Employee Benefit Plan is a multi-employer plan.

(h) Definitions. For purposes of this Section, “multi-employer plan”, “party in interest”, “current value”, “reportable event” and “benefit liability” have the same meaning assigned such terms under Sections 3(37), 4043(b) or 4001(a) of ERISA, and “ERISA Affiliate” means any entity which under Section 414(b), (c), (m) or (o) of the Code is treated as a single employer with the Company, determined, however, without regard to this Agreement.

3.21 FDA and Regulatory Matters; Clinical Trials.

(a) With respect to the Company Products, (i) (A) the Company and each of its Subsidiaries has obtained all necessary and applicable approvals, clearances, authorizations, licenses and registrations required by United States or foreign governments or government agencies, including, without limitation, the CE Mark, to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, distribution and promotion of the Company Products in jurisdictions where it currently conducts such activities (the “Activities to Date”) with respect to each Company Product (collectively, the “Company Licenses”); (B) the Company and each of its Subsidiaries, as the case may be, is in compliance in all material respects with all terms and conditions of each Company License and with all applicable Laws pertaining to the Activities to Date with respect to each Company Product which is not required to be the subject of a Company License; (C) the Company and each of its Subsidiaries, as the case may be, is in compliance with all applicable Laws regarding registration, license, certification for each site at which a Company Product is manufactured, labeled, sold, or distributed; and (D) to the extent that any Company Product has been exported from the United States, the Company or, as applicable, a Subsidiary of the Company exporting such Company Product, has exported such Company Product in compliance in all material respects with applicable Law; (ii) all manufacturing operations performed by or on behalf of the Company or its Subsidiaries have been and are being conducted in all material respects in compliance with the Quality Systems regulations of the FDA and, to the extent applicable to the Company or any of its Subsidiaries, counterpart regulations in the European Union and all other countries where compliance is required; (iii) all non-clinical laboratory studies of Company Products under development, sponsored by the Company or any of its Subsidiaries and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the United States and, to the extent applicable to the Company or any of its Subsidiaries, counterpart regulations in the European Union and all other countries; and (iv) the Company and each of its Subsidiaries is in compliance in all material respects with all applicable reporting requirements for all Company Licenses or plant registrations described in clause (i) above, including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the United States under applicable Law.

(b) The Company and each of its Subsidiaries is in compliance in all material respects with all FDA and non-United States equivalent agencies and similar state and local Laws applicable to the maintenance, compilation and filing of reports, including medical device reports, with regard to the Company Products. Section 3.21(b) of the Company Disclosure Schedule sets forth a list of all applicable adverse event reports related to the Company Products, including any Medical Device Reports (as defined in 21 CFR 803). Set forth on Section 3.21(b) of the Company Disclosure Schedule are complaint review and analysis reports of the Company and each of its Subsidiaries through the date hereof, including information regarding complaints, categorized by product and root cause analysis of closed complaints, which reports are correct in all material respects.

(c) Except as set forth in Section 3.21(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice or other written communication from the FDA or any other Governmental Authority (i) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products, or (ii) otherwise alleging any violation of any Laws by the Company or any of its Subsidiaries.

(d) There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to the knowledge of the Company, threatened) by the FDA or any other Governmental Authority with respect to any of the Company Products, including any facilities where any Company Products are produced, processed, packaged or stored and neither the Company nor any of its Subsidiaries has within the last three (3) years, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any Company Product.

(e) The Company and each of its Subsidiaries have conducted all of their clinical trials with reasonable care and in accordance with all applicable Laws and the stated protocols for such clinical trials.

(f) All filings with and submissions to the FDA and any similar regulatory entity in any other jurisdiction made by the Company or any of its Subsidiaries with regard to the Company Products, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update, and to the knowledge of the Company such filings, submissions and updates comply with all regulations of the FDA or such similar regulatory entity regarding material misstatements and omissions to state material facts.

3.22 Brokers; Expenses. The Company and its Subsidiaries have not incurred, nor will they incur, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby, other than the investment bankers’ fees payable to Piper Jaffray that will be described in the Transaction Cost Certificate.

3.23 Consents. Except for approvals contemplated by this Agreement, including without limitation, (i) the Shareholder Approval, (ii) approvals and consents, which, if not secured, would not result in a material liability to the Company or its Subsidiaries and would not result in a Material Adverse Effect on the Company, and (iii) the other consents and approvals set forth in Section 3.23 of the Company Disclosure Schedule, no permit, approval, authorization or consent of any person (excluding governmental authorities) is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the consummation of the Merger.

3.24 Taxes.

(a) Filing of Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries has timely filed all material Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, correct and complete in all respects. All Taxes that have become due and payable by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither the Company nor any Subsidiary is or will be liable for any additional Taxes in respect of any Taxable period, or any portion thereof, ending on or before the date of the unaudited consolidated financial statements forming part of the Financial Statements included in the Company Disclosure Schedule in an amount that exceeds the corresponding reserve therefor, as reflected in such Financial Statements. Any Taxes of the Company or any of its Subsidiaries arising after such date and at or before the Effective Time have been or will be incurred in the ordinary course of the business of the Company or the applicable Subsidiary. The Company has made available to the Parent or its counsel true, correct and complete copies of all Tax Returns with respect to income Taxes filed by or with respect to the Company and/or any of its Subsidiaries with respect to Taxable periods ended on or after December 31, 1999 (the “Recent Tax Returns”), and has made available to the Parent or its counsel all relevant documents and information with respect thereto, including without limitation work papers, records, examination reports, and statements of deficiencies proposed, assessed against or agreed to by the Company or any of its Subsidiaries.

(b) Deficiencies. No deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed by any Taxation Authority against the Company or any of its Subsidiaries. There are no outstanding refund claims with respect to any Tax or Tax Return of the Company or any of its Subsidiaries.

(c) Liens. There are no liens for Taxes (other than Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(d) Extensions to Statute of Limitations for Assessment of Taxes. Neither the Company nor any Subsidiary has consented to extend the time in which any Tax may be assessed or collected by any Taxation Authority.

(e) Extensions of the Time for Filing Tax Returns. Neither the Company nor any Subsidiary has requested or been granted an extension of the time for filing any Tax Return that has not yet been filed.

(f) Pending Proceedings. There is no action, suit, Taxation Authority proceeding, or audit with respect to any Tax now in progress, pending or, to the knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries.

(g) No Failures to File Tax Returns. No claim has ever been made by a Taxation Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Tax or file Tax Returns that the Company or any of its Subsidiaries that does not pay Tax or file Tax Returns in such jurisdiction is or may be subject to Taxes assessed by such jurisdiction.

(h) Tax Attributes, Etc. The Company has made available to Parent a report prepared by Ernst & Young, LLP regarding the impact of Sections 382 and 383 on the Company’s net operating loss and credit carryforwards. The Company has reviewed such report and has no knowledge that any fact provided to Ernst & Young LLP by the Company in connection therewith is incorrect in any material respect.

(i) Elections. All elections with respect to Taxes affecting the Company that were not made in the Recent Tax Returns are described in Section 3.24(i) of the Company Disclosure Schedule.

(j) Membership in Affiliated Groups, Liability for Taxes of Other Persons, Etc. Neither the Company nor any of its Subsidiaries has ever been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code), other than a group having the Company as the common parent. Neither the Company nor any of its Subsidiaries has ever filed or been included in a combined, consolidated or unitary Tax Return, other than a return filed for a group having the Company as the common parent. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing or allocation agreement. Neither the Company nor any of its Subsidiaries is presently liable or has any potential liability for Taxes of any person other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign law), (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise.

(k) Adjustments under Section 481. Neither the Company nor any of its Subsidiaries will be required, as a result of a change in method of accounting for any period ending on or before or including the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement under any other Tax Law) in Taxable income for any period ending on or after the Effective Time.

(l) Withholding Taxes. The Company and each of its Subsidiaries has, to the knowledge of the Company, timely withheld and timely paid all Taxes which are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or other person.

(m) U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Code Section 897(c)(2), during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(n) Safe Harbor Lease Property. None of the property owned or used by the Company or any of its Subsidiaries is subject to a Tax benefit transfer lease executed in accordance with Section 168(f)(8) of the Internal Revenue Code of 1954, as amended by the Economic Recovery Tax Act of 1981.

(o) Tax-Exempt Use Property. None of the property owned by the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(p) Security for Tax-Exempt Obligations. None of the assets of the Company or any of its Subsidiaries directly or indirectly secures any Indebtedness, the interest on which is tax-exempt under Section 103(a) of the Code, and neither the Company nor any Subsidiary is directly or indirectly an obligor or a guarantor with respect to any such Indebtedness.

(q) Parachute Payments, Etc. Neither the Company nor any Subsidiary has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments to an employee or independent contractor in connection with the transactions contemplated by this Agreement, that are not or would not be deductible under Section 280G of the Code. Neither the Company nor any Subsidiary has made any payments or is obligated to make any payments that are not or would not be deductible under Section 162(m) of the Code.

(r) Rulings. The Company has made available to the Parent or its counsel copies of all rulings (if any) issued to the Company by any Taxation Authority, and copies of all outstanding requests for rulings that have been submitted by the Company to any Taxation Authority.

(s) Divisive Transactions. Neither the Company nor any Subsidiary has ever been either a “distributing corporation” or a “controlled corporation” in connection with a distribution of stock qualifying for tax-free treatment, in whole or in part, pursuant to Section 355 of the Code.

(t) Operations Outside the United States. Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction in which it does not file Tax Returns.

3.25 Employees. The Company has no collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or, to the Company’s knowledge, threatened with respect to the Company or any of its Subsidiaries. To the Company’s knowledge, no employee of the Company or its Subsidiaries, nor any consultant with whom the Company or any of its Subsidiaries has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company and its Subsidiaries because of the nature of the business to be conducted by the Company; and to the Company’s knowledge, the continued employment by the Company and its Subsidiaries of its present employees, and the performance of the Company’s contracts with its independent contractors, will not result in any such violation. Neither the Company nor any of its Subsidiaries has received any notice alleging that any such violation has occurred. No employee of the Company or any of its Subsidiaries has been granted the right to continued employment by the Company.

3.26 Obligations of Management. To the knowledge of the Company, each officer of the Company and its Subsidiaries is currently devoting one hundred percent (100%) of his or her business time to the conduct of the business of the Company. To the knowledge of the Company, no officer of the Company or any of its Subsidiaries is planning to work less than full time at the Company or any of its Subsidiaries in the future.

3.27 Title to Properties and Assets; Liens, Etc. The Company and each of its Subsidiaries has good and valid title to all of its properties and assets, including the properties and assets reflected in the most recent balance sheet included in the Financial Statements, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (a) those resulting from Taxes which have not yet become delinquent, (b) minor liens and encumbrances not materially impair the operations of the Company, and (c) those that have otherwise arisen in the ordinary course of business. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company and its Subsidiaries are reasonably fit and usable for the purposes for which they are being used.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the Agreement Date, and as of the Closing Date, as follows, subject in each case to such exceptions as are specifically contemplated by this Agreement:

4.1 Organization, Good Standing and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Each of Parent and Merger Sub has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement and the Escrow Agreement and to perform its obligations under, and carry out the provisions of, this Agreement and the Escrow Agreement, and to carry on its principal business as presently conducted and as presently proposed to be conducted. Parent is duly qualified to transact business and is in good standing in each jurisdiction where such qualification is required and in which failure to so qualify would result in or could be reasonably expected to result in a Material Adverse Effect on Parent.

4.2 Authorization; Binding Obligations; Governmental Consents.

(a) All corporate actions on the part of Parent and Merger Sub, and their respective officers, directors and shareholders necessary for the authorization of this Agreement and the Escrow Agreement and the performance of all obligations of Parent and Merger Sub hereunder and thereunder have been taken. This Agreement is and, once executed and delivered by Parent in accordance with the terms hereof, the Escrow Agreement will be, the valid and binding obligations of Parent and Merger Sub, enforceable against such parties in accordance with their respective terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity.

(b) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Parent or Merger Sub is required in connection with the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement and the Escrow Agreement except for (i) the filing of the Merger Document with the California Secretary of State; (ii) such filings as may be required under the HSR Act or any applicable state or foreign antitrust, competition, anti-takeover and similar laws; and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not result in and could not be reasonably expected to result in a Material Adverse Effect on Parent and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

4.3 Compliance with Other Instruments. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the execution, delivery and performance of the Escrow Agreement by Parent will not (a) violate the charter documents or bylaws of Parent or Merger Sub, (b) breach or result in a violation of any law applicable to Parent or Merger Sub or the transactions contemplated by this Agreement or the Escrow Agreement, or (c) constitute a material breach of the terms, conditions, provisions of, or constitute a default under, any judgment, order, or decree of any court or arbitrator to which Parent or Merger Sub is a party or any material contract of Parent.

4.4 Brokers. Parent and Merger Sub have not incurred, nor will they incur, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby, other than investment bankers’ fees payable to Morgan Stanley.

4.5 Financing. Attached as Schedule 4.5 is a true and correct copy of a written commitment letter from Morgan Stanley, dated February 27, 2004 (the “MS Commitment Letter”). The terms set forth in the MS Commitment Letter are satisfactory in all material respects to Parent, subject to the execution of a credit agreement with Morgan Stanley (the “MS Credit Agreement”). Upon consummation of the Debt Financing contemplated by Section 6.13, Parent will possess cash sufficient to pay the respective portions of the Closing Payment Amount it is required to pay at the Closing in accordance with the terms of this Agreement.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE MERGER

AND RELATED COVENANTS

5.1 Conduct of Business of the Company. Except as expressly contemplated by this Agreement and except to the extent Parent shall otherwise consent in writing, the Company covenants and agrees that, during the period beginning on the Agreement Date and ending on the earlier of the termination of this Agreement or the Effective Time, (i) the business of the Company shall be conducted only in, and the Company shall not take any action except in the ordinary course of business and in a manner consistent with past practice or as otherwise expressly contemplated by this Agreement; (ii) the Company shall use its best efforts to preserve intact its business organization, (iii) the Company shall use commercially reasonable efforts to keep available the services of the current employees of and consultants to the Company; and (iv) the Company shall use commercially reasonable efforts to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations. Except as expressly contemplated by this Agreement, and without limiting the foregoing, the Company shall not, directly or indirectly do, or propose to do, any of the following without the written consent of the Parent, with it being understood that each of such clauses below shall constitute an independent obligation of the Company, not qualified by any other such clause, and shall be deemed to be cumulative:

(a) Charter Documents. Cause or permit any amendments to its Restated Articles or bylaws;

(b) Dividends; Repurchases; Changes in Capital Stock. Except as otherwise specifically contemplated in this Agreement, (i) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (ii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (other than pursuant to repurchase rights of the Company that permit the Company to repurchase securities from the holders thereof at the original purchase price therefor in connection with the termination of services of such holder as an employee of or consultant to the Company);

(c) Stock Option Plans, Warrants, Etc. Accelerate, except with respect to grants already outstanding pursuant to the existing terms thereof or as expressly permitted by the Company Option Plan, amend or change the period of exercisability or vesting of options or other rights granted under the Company Option Plan, establish any new or additional stock option plan, amend the Company Option Plan other than to increase the number of shares reserved for issuance thereunder, or grant any options, warrants or other rights to acquire shares of Company Common Stock or Company Preferred Stock, other than options granted under the Company Option Plan;

(d) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any agreements, understandings, instruments or contracts which are material to the business of the Company as presently conducted and as the Company currently proposes it be conducted other than (i) contracts that are entered into in the ordinary course of business, or (ii) contracts which are terminable by the Company upon less than sixty (60) days’ notice without penalty or surviving obligations. Any material contract or commitment entered into, or extended, by the Company after the Agreement Date shall provide that the consummation of the transactions contemplated by this Agreement shall not result in a breach or violation of such contract or otherwise require the payment of any fees or expenses in connection therewith, or give the other party the right to accelerate any obligations of the Company thereunder or to cause the termination of such contract.

(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities or other instruments (including notes or other evidences of Indebtedness) convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible instruments or securities, other than (i) shares of Company Common Stock issuable upon exercise of Company Options that are outstanding under the Company Option Plan, (ii) Company Options, or (iii) shares of Company Common Stock or Company Preferred Stock issuable upon exercise or conversion of the derivative securities listed in Section 3.2 of the Company Disclosure Schedule.

(f) Intellectual Property.

(i) Sell, license, assign or transfer any Intellectual Property of the Company to any other person other than the Parent, or encumber any Intellectual Property of the Company;

(ii) License, or otherwise acquire, any Intellectual Property not owned by the Company or the Parent from any third party on terms requiring any royalty payments or imposing other obligations on the Company; or

(iii) Cease to prosecute any current patent applications or other material Intellectual Property or fail to pay any patent or other Intellectual Property maintenance fees;

(g) Marketing or Other Rights. Except as set forth on Schedule 5.1(g) hereto, enter into or amend any agreement pursuant to which any other party is granted manufacturing, marketing or other development or distribution rights of any type or scope with respect to any of the Company’s products or technology, or enter into any agreement that would limit the ability of any of the Surviving Corporation, the Parent or any Affiliate of the Parent to operate in a specific area of business or specific geographic area after the closing of the Merger.

(h) Dispositions; Obligations. Except for the sale of the Company’s inventory in the ordinary course of business, sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, taken as a whole, or, except for the incurrence of obligations in the ordinary course of business consistent with past practice, otherwise incur material obligations that would become obligations of the Parent upon the consummation of the Merger;

(i) Indebtedness. Incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(j) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

(k) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

(l) Employee Benefit Plans; New Hires; Pay Increases. Except as set forth in Schedule 5.1(l), adopt or amend any employee benefit, pay or commit to pay any special bonuses or special remuneration to any employee or director, or, increase the salaries, bonuses or wage rates of its employees, except for increases in the ordinary course of business pursuant to periodic evaluations of employees;

(m) Severance Arrangements. Except as set forth in Schedule 5.1(m) or as otherwise explicitly contemplated by this Agreement, adopt or approve any severance, bonus or benefit acceleration arrangements (whether individually or more broadly) that could be triggered after the Agreement Date, including but not limited to after consummation of the Merger;

(n) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided, that it consults with the Parent prior to the filing of such a suit, or (iii) with respect to this Agreement;

(o) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof which are material, individually or in the aggregate, to the Company’s business, taken as a whole;

(p) Taxes. Make or change any material election in respect of Taxes, adopt or request permission of any Taxation Authority to change any accounting method in respect of

Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, surrender or allow to expire any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or take (or permit any Subsidiary to take) any such actions with respect to any Subsidiary;

(q) Notices. Fail to give any notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, or any applicable government authority for actions to be taken by the Company before the Closing Date under the Worker Adjustment and Retraining Act (the WARN Act), the National Labor Relations Act, the Code, the Consolidated Omnibus Reconciliation Act (COBRA), or other applicable law in connection with the transactions provided for in this Agreement;

(r) Other Transactions. Merge or consolidate with any entity other than the Parent, Merger Sub or an Affiliate of the Parent, or liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(s) Confidentiality Agreements. Hire, any employee or consultant having access to confidential or proprietary information of the Company unless such employee or consultant enters into, or has entered into, a proprietary information and inventions agreement with the Company in the form of Exhibit C attached hereto or containing substantially similar confidentiality and assignment of inventions provisions, or amend or otherwise modify, or grant a waiver under, any such confidentiality or proprietary information agreement with any such person;

(t) Related Party Transactions. Enter into any transaction with any director, officer, employee, significant shareholder or family member of or consultant to any such person, corporation or other entity of which any such person beneficially owns 10% or more of the equity interests or has 10% or more of the voting power, or Subsidiary or Affiliate of the Company, except as approved by a majority of the disinterested directors of the Company Board on terms and conditions which are fair and reasonable to the Company and no less favorable to the Company as could be obtained from a third party on an arms-length basis;

(u) Principal Business. Materially participate in any business other than the Principal Business;

(v) Accounting; Accounts Receivable and Accounts Payable. Make any change in any method of accounting or accounting practice or policy other than those required by GAAP, or make any change in the Company’s practices or procedures relating to collections and accounts payable or adopt any other material changes in their business policies and procedures, or manage the accounts payable of the Company other than in accordance with the Company’s past practices;

(w) Other Activities. Knowingly engage in any other activity which could reasonably be expected to impair the ability of the Parent, the Merger Sub or the Company to consummate the Merger;

(x) Subsidiaries. Permit any Subsidiary of the Company to take any action from which the Company would be prohibited pursuant to this Section; or

(y) General. Authorize, commit to, agree to take, or permit to occur any of the foregoing actions.

5.2 Payment of Taxes, Etc. The Company shall, and shall cause each of its Subsidiaries to, timely file all of its material Tax Returns as they become due (taking all timely filed proper extension requests into account), all such Tax Returns to be true, correct and complete, and the Company shall, and shall cause each of its Subsidiaries to, timely pay and discharge as they become due and payable all material Taxes (other than Taxes contested in good faith by the Company or its Subsidiaries in appropriate proceedings), assessments and other governmental charges and levies imposed upon it or its income or any of its property that, if unpaid, may by law become a lien or charge upon its properties.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Notices; Consents; Filings. From and after the Agreement Date, the Company shall use its best efforts, at the Company’s expense, to obtain the consents described in Section 3.23 of the Company Disclosure Schedule; provided, however that, without limiting the rights of Parent and Merger Sub under Section 7.2(h), the Company shall not be required to pay cash in exchange for such consents except to the extent required or contemplated by the terms of any agreement which requires such a consent. In the event that the Company shall fail to obtain any third party consent necessary for the consummation of the transactions contemplated hereby, the Shareholder Representative shall use commercially reasonable efforts, and take any such actions reasonably requested by Parent, to minimize any adverse effect upon the Company, the Surviving Corporation and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

6.2 HSR Act. In the event that Parent, the Company or any shareholder of Parent or the Company reasonably determines that it is required to make pre-merger notification filings (an “Antitrust Filing”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any corresponding law or regulation of any foreign Governmental Authority (a “Foreign Antitrust Filing”) with respect to the Merger and the other transactions contemplated hereby such party shall promptly notify each other party of such requirement and thereafter each of the parties will:

(a) as promptly as is practicable, make its required filings under the HSR Act or any laws mandating a Foreign Antitrust Filing and in connection therewith seek early termination of any applicable waiting periods thereunder;

(b) as promptly as is practicable after receiving any governmental request under the HSR Act or any corresponding law or regulation of any foreign Governmental Authority for additional information, documents, or other materials, use its commercially reasonable best efforts to comply with such request;

(c) cooperate with the other in connection with resolving any governmental inquiry or investigation, whether domestic or foreign, relating to their respective HSR Act filings, Foreign Antitrust Filings, the Merger or any related inquiry or investigation;

(d) promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with any governmental entity, whether domestic or foreign, relating to their respective HSR Act filings, Foreign Antitrust Filings, the Merger or any related inquiry or investigation;

(e) to the extent reasonably practicable, give the other reasonable advance notice of, and the opportunity to participate in (directly or through its representatives), any meeting or conference with any governmental entity, whether domestic or foreign, relating to their respective HSR Act filings, Foreign Antitrust Filings, the Merger or any related inquiry or investigation to the extent allowed by law; and

(f) pay any filing fees required to be paid in connection with such filings, if any, under the HSR Act or in connection with any Foreign Antitrust Filings.

6.3 Further Assurances.

(a) Following the Agreement Date, each of Parent and the Company will:

(i) use its best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable, including such actions as may be necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the Merger and the transactions contemplated hereby, including using its commercially reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities as are necessary for the consummation of the Merger and the other transactions contemplated hereby and to fulfill the conditions set forth in Article 7; and

(ii) cooperate and use its best efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the other transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(b) In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable best efforts to take all such action.

(c) Notwithstanding the terms of Sections 6.2 or 6.3(a), nothing in the Agreement, shall require or be construed to require any party hereto, in order to obtain the consent or successful termination of any review of any Governmental Authority regarding the transactions contemplated hereby, to (i) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any material assets, businesses or any interests in any assets or businesses, of Parent, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by Parent or the Company, of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent or the Company of any assets or businesses, or (ii) enter into any agreement or be bound by any obligation that, in Parent’s good faith exercise of reasonable business judgment, may have a material adverse effect on the benefits to Parent of the transactions contemplated by this

Agreement. In the event that any party hereto shall be required, in order to obtain the consent or successful termination of any review under the HSR Act regarding the transactions contemplated hereby, to take any of the actions set forth in part (i) or (ii) of the preceding sentence or if such consent or successful termination has not been obtained within 90 days following the initial pre-merger notification filings of the Parent and the Company with respect to the transactions contemplated hereby have been made under the HSR Act with the U.S. Department of Justice and Federal Trade Commission (the “HSR Filing Date”), Parent shall have the right to abandon its efforts to obtain approval under the HSR Act of the transactions contemplated hereby, notwithstanding Section 6.2 or 6.3(a). In the event that consent or successful termination under the HSR Act regarding the transactions contemplated hereby has not been obtained within 120 days following the HSR Filing Date, the Company shall have the right to abandon its efforts to obtain approval under the HSR Act of the transactions contemplated hereby, notwithstanding Section 6.2 or 6.3(a). If the Parent or Company so elects to abandon its efforts to seek such approval pursuant to one of the preceding two sentences, it shall promptly give notice of such abandonment to the other party.

6.4 Shareholder Approval. As soon as practicable following the Agreement Date, the Company will promptly solicit the approval by written consent of the execution and delivery by the Company of this Agreement, and the consummation of the transactions contemplated hereby, by Company Shareholders holding the requisite number of shares of each class of the Company’s capital stock required to approve the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Shareholder Approval”). Such solicitation shall be in the form of a proxy statement in a form to be mutually agreed upon by the Parent and the Company. The Company shall take all other action necessary or advisable to secure the vote or consent of shareholders required by California Law, if applicable, to obtain such approval.

6.5 Notice of Developments. Parent, on the one hand, and the Company, on the other hand, shall use reasonable efforts to give prompt written notice to the other party of any material development causing a breach of any of its own representations and warranties in this Agreement.

6.6 Exclusivity.

(a) From and after the Agreement Date until the Effective Time or termination of this Agreement pursuant to Article 8, the Company will not, nor will it authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to disclose the existence of these provisions, (iv) endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal. The Company and its Subsidiaries will, and will cause their respective officers, directors, affiliates, employees, investment bankers, attorneys and other advisors and representatives to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by an officer or director of the Company or any of its Subsidiaries or any investment banker, attorney or other professional advisor of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.6 by the Company.

(b) In addition to the obligations of the Company set forth in Section 6.6(a), the Company as promptly as practicable shall advise Parent in writing of any Acquisition Proposal or of any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal (to the extent known), and the identity of the person or group making any such request, inquiry or Acquisition Proposal. The Company agrees to keep Parent informed on a current basis of the status and details (including any material amendments or proposed amendments) of any such request, inquiry or Acquisition Proposal.

6.7 Full Access. At all times from the Agreement Date until the earlier of the Effective Time or termination of this Agreement in accordance with Article 8, the Company will afford to Parent and its authorized representatives, upon reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents of the Company as Parent and such authorized representatives may reasonably request and a complete opportunity to make such investigations as Parent and such authorized representatives reasonably request, and the Company will furnish or cause to be furnished to Parent and its authorized representatives all such information with respect to the affairs and businesses of the Company as they may reasonably request to the extent allowed by law. All information obtained by Parent pursuant to this Section 6.7 shall be kept confidential in accordance with the Mutual Non-Disclosure Agreement, dated May 15, 2003 (the “Confidentiality Agreement”), between Parent and the Company. No investigation pursuant to this Section 6.7 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or thereto.

6.8 Certain Tax Matters. If the Company is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code if the shareholder approval requirements of Section 280G(b)(5)(B) are not satisfied and if that shareholder approval has not already been obtained, Parent agrees that it shall cooperate and assist the Company in obtaining the requisite shareholder approval described in Section 280G(b)(5)(B) of the Code, and the Company agrees that it shall use commercially reasonably efforts to obtain such shareholder approval promptly after the Agreement Date and in any event prior to the date on which the transactions contemplated by this Agreement are consummated.

6.9 Public Announcements. Prior to the closing of the Merger, the Parent shall not, without having previously informed the Company about the form, content and timing of any such announcement, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, except as may be required by (a) law, (b) the SEC, (c) the Securities Act or the Exchange Act, or (d) any listing agreement with the Nasdaq National Stock Market, the National Association of Securities Dealers, Inc. or any national securities exchange to which the Parent is subject. Nothing herein express or implied shall require the Parent to consult with the Company following the closing of the

Merger. The Company and the Company Shareholders shall not, without the prior written consent of the Parent, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby at any time.

6.10 Benefit Plans.

(a) Following the Effective Time, Parent shall arrange for each participant in the Company Benefit Plans (the “Company Participants”) (including without limitation all dependents) who becomes a Parent employee (or an employee of any Parent subsidiary or Affiliate) after the Effective Time to be eligible for the same benefits in the aggregate as those received by Parent employees with similar positions and responsibilities, provided, that nothing in this Section 6.10(a) shall be deemed to require Parent to offer any particular Company Participants any particular benefit. Each Company Participant shall, to the extent permitted by law, applicable tax qualification requirements and the existing terms of the applicable employee benefit plans, and subject to any applicable break in service or similar rule, receive credit for all purposes including, without limitation, for eligibility to participate, matching contributions, and vesting under Parent employee benefit plans for years of service with the Company (and its Subsidiaries and predecessors) prior to the Effective Time. If applicable and permitted by the relevant plan, Parent shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Parent employee benefit plans to be waived with respect to such Company Participants and their eligible dependents and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Effective Time for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent employee benefit plans in which they are eligible to participate after the Effective Time.

(b) Parent agrees that, from and after the Effective Time, the Company employees who become employees of Parent or any of its Subsidiaries or Affiliates may participate in the employee stock purchase plan sponsored by Parent (the “Parent ESPP”), subject to the terms and conditions of the Parent ESPP, and that service with the Company shall be treated as service with Parent or its Subsidiaries for determining eligibility of the Company’s employees under the Parent ESPP.

6.11 Non-Competition Agreements. The Company shall use commercially reasonable best efforts to cause each of the Company’s executive officers specified in Schedule 6.11 to execute and deliver a non-competition agreement with Parent in the form attached hereto as Exhibit D-1.

6.12 Employment Agreements. The Company and Parent shall use commercially reasonable best efforts to cause the persons specified on Schedule 6.12 to enter into employment agreements in substantially the form attached hereto as Exhibit D-2. The principal terms of each such employment agreement shall be as specified on Schedule 6.12.

6.13 Debt Financing. Parent shall use its commercially reasonable best efforts to (i) negotiate, execute and deliver the MS Credit Agreement and all ancillary agreements thereto with Morgan Stanley containing terms substantially as set forth in the MS Commitment Letter and (ii) satisfy, or obtain a waiver of, all conditions applicable to Parent and within Parent’s reasonable control in the MS Credit Agreement. Parent will keep the Company reasonably informed on a regular ongoing basis of the status of Parent’s efforts to borrow an amount of funds at least equal to $250,000,000 pursuant to the MS Credit Agreement or otherwise (the “Debt Financing”). Notwithstanding the foregoing, nothing herein shall be interpreted to require Parent to seek to obtain the Debt Financing on terms that differ in any material respect from those set forth in the MS Commitment Letter. The Company shall provide all cooperation and assistance reasonably requested by Parent in connection with the Debt Financing.

6.14 Certain Antitrust Filings. Prior to the Closing Date or the termination of this Agreement pursuant to Section 8, Parent shall not enter into any agreement that would require Parent to file an Antitrust Filing under the HSR Act with respect any transaction contemplated by such agreement if such Antitrust Filing would reasonably be expected to result in a material delay in the approval of or in the termination of any applicable waiting period for any Antitrust Filing filed with respect to the Merger and the other transactions contemplated by this Agreement.

6.15 Tail Insurance Coverage. The Company shall elect to purchase the “tail” or “extension” with a duration of at least five years under the product liability and general liability insurance policies in effect as of the Agreement Date and listed in Section 3.19 of the Company Disclosure Schedule to the extent permitted in accordance with the terms thereof.

ARTICLE 7

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of each of the following conditions:

(a) no order, stay, decree, judgment or injunction shall have been entered, issued or enforced by any court of competent jurisdiction which prohibits consummation of the Merger, and there shall not be any action taken by any Governmental Authority, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or substantially deprives Parent, the Company or the Participating Rights Holders of any of the anticipated benefits of the Merger or the related transactions, taken as a whole;

(b) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Merger in accordance with the terms hereof, including but not limited to the expiration or early termination of the waiting period under the HSR Act, shall have been obtained (other than those actions or filings which, if not obtained or made prior to the consummation of the Merger, would not result in and could not be reasonably expected to result in a Material Adverse Effect on the Company prior to or after the Effective Time or a Material Adverse Effect on Parent after the Effective Time or be reasonably likely to subject the Company, Parent, Merger Sub, or any of their respective Subsidiaries or any of their respective officers or directors to substantial penalties or criminal liability); and

(c) the Shareholder Approval shall have been obtained.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions (any one of which may be waived in whole or part by Parent in its sole discretion by giving written notice to the Company in compliance with Section 10.1 hereof):

(a) (i) the Company shall have performed all of its material obligations hereunder required to be performed by it at or prior to the Effective Time; and (ii) Parent shall have received a certificate dated as of the Closing Date and signed by the Company’s President or Chief Executive Officer, certifying to the foregoing effect;

(b) (i) each of the representations and warranties of the Company contained in this Agreement shall have been true and correct (without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect of similar expressions) at the time originally made (as qualified by the Company Disclosure Schedule) and the representations and warranties made as of the Agreement Date shall be true and correct as of the Effective Time (as qualified by the Company Disclosure Schedule delivered on the Agreement Date), except for breaches of such representations and warranties that, individually or in the aggregate, would not and could not reasonably be expected to result in a Material Adverse Effect; and (ii) the Company shall deliver to Parent at the Closing a certificate, dated as of the date of the Closing and signed by the Company’s President or Chief Executive Officer, certifying to that effect;

(c) no Material Adverse Effect with respect to the Company shall have occurred or been discovered by Parent since the Agreement Date;

(d) no injunction or other decree shall have been issued by any court of competent jurisdiction prohibiting the sale of the Company Products by the Company or Parent on the basis of any rights held by a third party (including without limitation any rights of any third party in any Intellectual Property);

(e) Wilson Sonsini Goodrich & Rosati will have issued a legal opinion addressed to Parent in the form attached hereto as Exhibit E;

(f) the Company shall have delivered a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3);

(g) the Company shall have delivered to Parent and Merger Sub a certificate that sets forth (i) the information required to be set forth on Section 3.2 of the Company Disclosure Schedule, updated to reflect capitalization as of immediately prior to the Effective Time (giving effect to any conversion of shares of Company Preferred Stock to Company Common Stock that is made contingent upon the Closing), (ii) the Fully-Diluted Common Stock Number and the calculation thereof, and (iii) the aggregate exercise price for all Company Options and Company Warrants outstanding as of the Agreement Date (the “Capitalization Certificate”), which Capitalization Certificate shall be deemed to be representations and warranties of the Company hereunder;

(h) the Company shall have obtained those consents or approvals with respect to the consummation of the Merger of each person listed on Schedule 7.2(h);

(i) any and all rights, warrants, options or other instruments or rights to purchase shares of Company Common Stock or Company Preferred Stock (other than Company Options and Company Warrants, which shall be converted into the right to receive a portion of the Closing Payment Amount in accordance with Section 2.1) outstanding immediately prior to the Closing, whether or not exercisable, whether or not vested, and whether or not performance based, shall have been exercised or terminated

(j) holders of no more than 5.0% of the aggregate outstanding Company Common Stock and Company Preferred Stock (calculated on an as-converted to Company Common Stock basis) as of the Effective Time shall have elected to, or continue to have contingent rights to, exercise dissenters’, appraisal or similar rights under California Law with respect to such shares; and

(k) the Company shall have delivered a certification to Parent, in form and substance (other than with respect to any amounts set forth thereon) satisfactory to Parent, setting forth the maximum amount of fees and expenses that each professional advisor engaged by the Company or its Board of Directors in connection with this Agreement or the Company’s efforts to consummate an initial public offering of the Company Common Stock, consisting of Piper Jaffray, Wilson Sonsini Goodrich & Rosati and Ernst & Young, will charge with respect to the transactions contemplated hereby or the Company’s efforts to consummate an initial public offering of the Company Common Stock (regardless of whether or not such fees and expenses have been billed to, or collected from, the Company) (each a “Transaction Cost Certificate”), and Parent shall have received such written assurances with respect to such amounts from Piper Jaffray and Wilson Sonsini Goodrich & Rosati as it shall reasonably request; and

(l) each holder of Company Warrants shall have executed and delivered a amendment, in form and substance reasonably satisfactory to Parent, to the Company Warrants held by such holder acknowledging such holder will receive the portion of the Closing Payment Amount calculated pursuant Section 2.1(c)(ii) in exchange for such Company Warrants; or, alternatively, for any holders who have not delivered such amendment, the Company Warrants held by such holders shall terminate no later than the Effective Time.

7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions (any one of which may be waived in whole or part by the Company):

(a) (i) Parent and Merger Sub shall have performed all of their respective material obligations hereunder required to be performed by them at or prior to the Effective Time; and (ii) the Company shall have received a certificate from each of Parent and Merger Sub, each signed by an executive officer of Parent or Merger Sub, as appropriate, to the foregoing effect;

(b) (i) each of the representations and warranties of the Parent and the Merger Sub contained in this Agreement shall have been true and correct at the time originally made (as qualified by the Parent Disclosure Schedule) and the representations and warranties made as of the Agreement Date shall be true and correct as of the Effective Time (as qualified by the Parent Disclosure Schedule delivered on the Agreement Date), except for breaches of such representations and warranties that, individually or in the aggregate, would not and could not reasonably be expected to result in a Material Adverse Effect; and (ii) the Company shall have received a certificate from each of Parent and Merger Sub, each signed by an executive officer of Parent or Merger Sub, as appropriate, certifying to that effect;

(c) no Material Adverse Effect with respect to the Parent shall have occurred or been discovered by Company since the Agreement Date which could reasonably be expected to result in the Parent being unable to consummate the Merger in accordance with the terms hereof on or before the Final Termination Date; and

(d) Bingham McCutchen LLP will have issued a legal opinion in the form attached hereto as Exhibit F.

ARTICLE 8

TERMINATION.

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated hereby by the Company Shareholders:

(a) by duly authorized mutual written consent executed by each of Parent, Merger Sub and the Company;

(b) by the Company if the Parent has not consummated the Debt Financing, or otherwise obtained cash in an amount sufficient to pay the aggregate amount payable in respect of the Merger at the Closing, on or before the later of the 30th day following the Agreement Date or the fifth (5th) business day following the date on which the conditions under Sections 7.1 and 7.2(a)(i), (b)(i), (c), (d), (h) and (j) have been satisfied and the Company has certified to the Parent that it could, as of such date, deliver each certificate or other document required from the Company by Sections 7.2(a)(ii), (b)(ii), (f), (g) and (k) (or in the case of Section 7.2(e), that Wilson Sonsini Goodrich & Rosati could deliver the document required by such section) (the “Company Financing Termination Date”), provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to the Company if it is not exercised by the Company prior to the end of the day on the fifth business day following the Financing Termination Date.

(c) by Parent, if the Parent has not consummated the Debt Financing, or otherwise obtained cash in an amount sufficient to pay the aggregate amount payable in respect of the Merger at the Closing, on or before the 30th day following the Agreement Date (the “Parent Financing Termination Date”), provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Parent unless the Debt Financing shall not have been consummated prior to the Financing Termination Date because Morgan Stanley shall have elected not to enter into the MS Credit Agreement or otherwise not consummate the Debt Financing as a result of either of the events described in clauses (b), (c) (as it relates to the Company only), and (d) of the last paragraph of page 2 of the MS Commitment Letter or any similar provision in the MS Credit Agreement.

(d) by Parent, or by the Company, if the Effective Time shall not have occurred before the 90th day following the Agreement Date (the “Final Termination Date”); provided, however, that (i) in the event that one or both of Parent and the Company (or any shareholder thereof) are required or deem it advisable to make an Antitrust Filing under the HSR Act, or under similar foreign statutes or regulations, or seek any other governmental approvals or authorizations as may be reasonably necessary in connection with the closing of the Merger, including any filings or notifications as may be reasonably necessary that are to be made under California Law, the Final Termination Date shall be delayed, without further action of the parties, until the tenth (10th) business day after, with respect to each necessary approval or authorization, (x) the date on which any applicable waiting periods thereunder have expired or been terminated so that such approval or authorization is no longer required or (y) the date on which the necessary approval and authorization is received, as applicable and (ii) the right to terminate this Agreement under this Section 8.1(d) shall not be available to Parent in the event that the failure of the Effective Time to occur on or before such date arises out of or is related to Parent’s failure to fulfill any obligation under this Agreement and the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company in the event that the failure of the Effective Time to occur on or before such date arises out of or is related to the failure by the Company to fulfill any obligation under this Agreement;

(e) automatically if there shall be any law that makes consummation of the Merger illegal or otherwise prohibited or if any court of competent jurisdiction or Governmental Authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

(f) by Parent, by giving written notice to the Company at any time prior to the Closing in the event that the Company has given Parent any notice pursuant to Section 6.5 above, if the breach or breaches described in such notice would, individually or in the aggregate, render any condition to the Merger contained in Sections 7.1 or 7.2 hereof impossible of being satisfied;

(g) by the Company, by giving written notice to Parent at any time prior to the Closing in the event that Parent has given the Company any notice pursuant to Section 6.5 above, if the breach or breaches described in such notice would, individually or in the aggregate, render any condition to the Merger contained in Sections 7.1 or 7.3 hereof impossible of being satisfied; or

(h) automatically, in the event that Parent or Company delivers notice of abandonment of its efforts under the HSR Act in accordance with Section 6.3(c).

8.2 Effect of Termination. Except as provided in Section 8.1 hereof, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Merger Sub or the Company or any of their respective officers, directors, or shareholders, and all rights and obligations of any party hereto shall cease, except for liabilities arising from a breach of this Agreement prior to such termination.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by Parent and the Surviving Corporation.

(a) Subject to the limitations set forth in Section 9.5 hereof, from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, will indemnify, defend and hold harmless each of the Company Shareholders, the Participating Rights Holders and each of their respective directors, officers, employees, representatives and other Affiliates (each such Indemnified Person a “Rights Holder Indemnitee”), from and against any and all Damages related to or arising out of or in connection with any breach by Parent or Merger Sub of any representation, warranty, covenant, agreement, obligation, or undertaking made by Parent or Merger Sub in this Agreement (including any schedule or exhibit hereto), or any other agreement, instrument, certificate or other document delivered by or on behalf of Parent or Merger Sub in connection with this Agreement, the Merger, or any of the other transactions contemplated hereby.

(b) At all times after the Effective Time, each Company Shareholder and Participating Rights Holder shall be entitled to rely as third-party beneficiaries on the mutual promises of Parent and Merger Sub pursuant to this Agreement and the Escrow Agreement.

9.2 Indemnification of Parent by Resort to Escrow. Subject to the limitations set forth in Section 9.5 hereof, from and after the Effective Time, Parent, the Surviving Corporation, and each of their respective directors, officers, employees, representatives and other Affiliates (each such Indemnified Person a “Parent Indemnitee”) shall be entitled to recover from the Escrowed Funds any and all Damages suffered by such Parent Indemnitee related to or arising out of or in connection with:

(a) any breach by the Company of any representation, warranty, covenant, agreement, obligation or undertaking made by such party in or pursuant to this Agreement, or any other agreement, instrument, certificate or other document delivered by or on behalf of the Company in connection with this Agreement, the Merger, or any of the other transactions contemplated hereby, including but not limited to the Capitalization Certificate;

(b) any actual liability of the Company, the Surviving Corporation or any of its Affiliates for death or injury to person or property related to or arising out of the complaints described in Schedule 9.2(b) hereto only to the extent such Damages are not covered by insurance obtained by the Company prior to the Effective Time (collectively, “Product Liability Claims”);

(c) any payments made by Parent, the Merger Sub or the Surviving Corporation after the Effective Time with respect to any Dissenting Shares to the extent that such payments exceed the portion of the Closing Payment Amount to which the holders of such Dissenting Shares would have been entitled had such Dissenting Shares not been Dissenting Shares, with any claims made pursuant to this Section 9.2(c) being referred to hereafter as the “Appraisal Claims”;

(d) any lawsuit filed before the first anniversary of the Closing Date asserting claims or allegations that the development, manufacture, marketing, distribution or sale of the Company Products infringes or violates any patent rights or patents of third parties (collectively “Specified Intellectual Property Claims”); or

(e) any amounts which the Parent is required to pay in respect of fees, expenses and other costs incurred in respect of professional advisors engaged by the Company in connection with this Agreement and the transactions contemplated hereby, or the Company’s efforts to consummate an initial public offering of the Company Common Stock (including any fees and expenses of legal counsel, outside auditors and financial advisors retained by the Company or its Board of Directors); but only to the extent that such costs and expenses exceed the aggregate total of the maximum amounts specified in the Transaction Cost Certificate (such aggregate total being the “Aggregate Maximum Transaction Cost” and such claims collectively constituting the “Transaction Cost Claims”).

9.3 Third-Party Claims.

(a) In the event that any Rights Holder Indemnitee desires to make a claim against an Indemnifying Party (which term shall be deemed to include all Indemnifying Parties if more than one) or in the event that any Parent Indemnitee desires to make a claim against the Escrowed Funds in connection with any third-party litigation, arbitration, action, suit, proceeding, claim or demand at any time instituted against or made upon it for which it may seek indemnification hereunder (a “Third-Party Claim”), the Indemnified Person will promptly notify the Indemnification Control Person of such Third-Party Claim and of its claims of indemnification with respect thereto; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Section 9.3, except to the extent, if any, that the person or persons represented by the Indemnification Control Person have actually been prejudiced thereby.

(b) The Indemnification Control Person will have the right to assume the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Person by written notice to the Indemnified Person within twenty (20) days after the Indemnification Control Person has received notice of the Third-Party Claim; provided, however, that the Indemnification Control Person must conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve the rights of the person or persons represented by the Indemnification Control Person in this regard; and provided, further, that the Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim.

(c) The Indemnification Control Person will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Person (which consent will not be unreasonably conditioned, withheld or delayed) unless the judgment or proposed settlement (i) includes an unconditional release of all liability of each Indemnified Person with respect to such Third-Party Claim, and (ii) involves only the payment of money damages that are fully covered by the Indemnifying Party (or fully covered by amounts paid pursuant to Section 9.4 by distribution of amounts to Parent Indemnitees from Escrowed Funds) and does not impose an injunction or other equitable relief upon the Indemnified Person. So long as the Indemnification Control Person has assumed and is conducting the defense of the Third-Party Claim in accordance with Section 9.3(b) above, the Indemnified Person will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnification Control Person (which consent will not be unreasonably conditioned, withheld or delayed).

(d) In the event that the Indemnification Control Person fails to assume the defense of the Third-Party Claim in accordance with Section 9.3(b) above, (i) the Indemnified Person may defend against, and consent to the entry of any judgment or enter in to any settlement with respect to, the Third-Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Person need not consult with, or obtain any consent from, the Indemnification Control Person in connection therewith), and (ii) the Indemnifying Party will remain responsible (or, as applicable, the Parent Indemnitee may claim and recover from the Escrowed Funds) for any Damages the Indemnified Person may suffer as a result of such Third-Party Claim to the extent subject to indemnification under this Article 9.

(e) Notwithstanding the foregoing, Parent and the Surviving Corporation shall be responsible for the prosecution and defense of any claims relating to the Intellectual Property of the Company (collectively, the “Parent-Handled Claims”). Parent and the Surviving Corporation shall pursue in good faith, through counsel of their selection, the prosecution or defense of all Parent-Handled Claims until such time, if any, that Parent shall elect not to pursue indemnification with respect to such Third-Party Claim.

(f) Parent shall, to the extent that Parent and the Surviving Corporation are entitled to indemnification for Damages pursuant to this Article 9 and it could reasonably be expected that Parent may recover a substantial portion of the Damages relating to such Parent-Handled Claim pursuant to this Article 9, (i) provide the Shareholder Representative with access to appropriate employees of Parent and the Surviving Corporation for the purpose of discussing matters relating to Parent-Handled Claims as the Shareholder Representative may from time to time reasonably request, (ii) permit the Shareholder Representative, upon its reasonable request, to participate in the process of any settlement or other resolution of any Parent-Handled Claims pursuant to this Article 9; and (iii) secure the written consent of the Shareholder Representative before settling any Parent-Handled Claim (which consent shall not be unreasonably withheld, delayed or conditioned).

9.4 Payment of Claims. In the event of any bona fide claim for indemnification hereunder, the Indemnified Person will advise the Indemnification Control Person in writing, advising the Indemnification Control person of the amount of the claim and, with reasonable specificity, the circumstances surrounding the claim. With respect to liquidated claims for Damages, if within thirty (30) days the Indemnification Control Person has neither objected nor contested to such claim in writing, the Indemnifying Party will pay the full amount thereof (or in the case of a claim by an Parent Indemnitee against the Escrowed Funds, such Parent Indemnitee shall recover the full amount thereof from the Escrowed Funds), subject to the limitations set forth in Section 9.5. If the Indemnification Control Person objects to such claim in writing within such thirty-day period, the objection will be resolved pursuant to the procedures in the Escrow Agreement. All recoveries from Escrowed Funds shall be made on a pro rata basis from the amounts that would otherwise be released from the Escrowed Funds to the Participating Rights Holders. The parties agree that to the greatest extent possible the payment of any indemnity hereunder shall be treated as an adjustment to the Closing Payment Amount paid by Parent hereunder for Tax purposes. Indemnification obligations of Parent and the Merger Sub shall be satisfied by the Parent in cash. Except in the case of fraud, resort to indemnification pursuant to this Article 9 through claims against the Escrowed Funds shall be the sole remedy of Parent and Merger Sub and any other Parent Indemnitee with respect to any and all Damages related to or arising out of or in connection with (i) any breach by Company of any representation, warranty, covenant, agreement, obligation or undertaking made by the Company in or pursuant to this Agreement or any other agreement, instrument, certificate or other document delivered by or on behalf of the Company in connection with this Agreement, or (ii) any other claim, for indemnification or otherwise, arising out of or related to the subject matter of this Agreement or any other agreement, instrument, certificate or other document delivered by or on behalf of the Company in connection with this Agreement.

9.5 Limitations of Liability.

(a) Deductible. No Indemnifying Party will be required to indemnify an Indemnified Person and no claim may be made against the Escrowed Funds hereunder until such time as the amount of Damages for which (i) all Parent Indemnitees, on the one hand, or (ii) all Rights Holder Indemnitees, on the other hand, are otherwise entitled to indemnification pursuant to this Agreement exceeds $500,000 in the aggregate for all such Damages, and then only to the extent such aggregate amount exceeds $500,000. No Indemnifying Party will be required to indemnify any Rights Holder Indemnitee hereunder with respect to any claim for Damages unless the amount of Damages for which all Rights Holder Indemnitees are entitled for such claim exceeds $50,000 in the aggregate. No claim may be made against Escrowed Funds by any Parent Indemnitee unless the amount of Damages for which all Parent Indemnitees are entitled from such claim exceeds $50,000 in the aggregate. Notwithstanding anything to the contrary in this Section 9.5, the minimum claim limit and deductible imposed by this Section 9.5(a) shall not apply to any Damages arising out of or in connection with (A) any breach by the Company of any Special Representations, (B) any Special Claims, or (C) fraud, nor shall any such Damages be counted against the foregoing deductible.

(b) Maximum Recovery.

(i) The parties specifically agree that, notwithstanding any provision of this Agreement to the contrary, the maximum aggregate recovery by all Parent Indemnitees from the Escrowed Funds for indemnification under this Article 9, except in the case of fraud, will not exceed a maximum amount equal to the amount of the Initial Escrow Amount originally deposited into escrow pursuant to the Escrow Agreement. The parties specifically agree that, notwithstanding any provision of this Agreement to the contrary, the maximum recovery of all Rights Holder Indemnitees from the Parent under this Article 9, except in the case of fraud, will not exceed a maximum amount equal to the amount of the Initial Escrow Amount originally deposited into escrow pursuant to the Escrow Agreement.

(ii) As a further limitation, any claims of Parent Indemnitees against the Escrowed Funds for indemnification under this Article 9 with respect to Specified Intellectual Property Claims shall not exceed $10,000,000 in the aggregate for all such Specified Intellectual Property Claims (the “Specified Intellectual Property Claims Cap”), and as a further limitation, shall not exceed $7,000,000 with respect to Specified Intellectual Property Claims related to any single third party (taken together with all of its affiliates and related persons and entities) (the “Specified Intellectual Property Claims Per Claim Cap”). Notwithstanding the foregoing, the Specified Intellectual Property Claims Cap shall be reduced to $7,000,000, until such time (if ever) before the first anniversary of the Closing Date that a third party specified on Schedule 9.2(d) hereto files a lawsuit that results in a Specified Intellectual Property Claim; after such a claim is filed (if ever), the Specified Intellectual Property Claims Cap shall be increased to $10,000,000, however, the Specified Intellectual Property Claims Per Claim Cap will remain at $7,000,000.

(iii) As a further limitation, with respect to any Product Liability Claims, Parent and the Surviving Corporation must use commercially reasonable efforts to seek reimbursement from applicable insurance policies and first apply insurance proceeds from applicable insurance policies to any Damages related to Product Liability Claims; thereafter, once such insurance proceeds, if any, are exhausted, any Parent Indemnitee may make a claim against the Escrowed Funds for Damages related to Product Liability Claims; provided, however that Parent Indemnitees shall not be entitled to recover an amount with respect to such claims in excess of $5,000,000 in the aggregate (the “Product Liability Claims Cap”). Notwithstanding the

foregoing, unless an insurance carrier has paid the Product Liability Claims to the extent of insurance coverage limits or confirmed in writing that it will cover the Known Claims to the extent of insurance coverage limits, without reservations other than customary limited exclusions that do not reference specific facts or circumstances that the applicable carrier has identified as a potential basis for the denial of coverage, after making claims for indemnification that would exceed the Product Liability Claims Cap, any Parent Indemnitee may make a further claim against the Escrowed Funds for Damages related to any Product Liability Claim not defended by an insurance carrier; provided, however that such claims shall be limited to a portion of the Escrowed Funds (distinct from and in addition to the Product Liability Claims Cap portion) not to exceed an additional $5,000,000 in the aggregate, less any amounts that have been paid by insurance in respect of Product Liability Claims (the “Supplemental Product Liability Claims Cap”). For avoidance of doubt, the purpose of the Supplemental Product Liability Claims Cap portion of the Escrowed Funds is to provide a remedy for the Parent if the Company’s existing insurance carriers determine pursuant to applicable insurance policies not to cover the Product Liability Claims to the extent of insurance coverage limits, and it is the intent of the parties that such Supplemental Product Liability Claims Cap will not be available to Parent if insurance coverage for Product Liability Claims is available.

(c) Time Limit. All representations and warranties in this Agreement shall survive the Closing and shall expire on, and no Indemnifying Party will be liable for any Damages hereunder and no claim may be made against the Escrowed Funds with respect to a breach of such representations and warranties unless a written claim for indemnification is given by the Indemnified Person to the Indemnification Control Person with respect thereto prior to, the first anniversary of the Closing Date (the “Claim Deadline”). The right to make claims for indemnification, shall expire as of the Claim Deadline, except with respect to claims (i) that have been duly noticed before Claim Deadline and (ii) for which a reserve from the Escrowed Funds has been duly established, each of (i) and (ii) in accordance with this Agreement and the Escrow Agreement, as applicable, provided, that notwithstanding the foregoing, the right of Parent to make claims for indemnification with respect to a Product Liability Claim shall survive until the sixtieth (60th) day following the final resolution, including but not limited to by way of final settlement agreement of all of the parties or issuance of an order of a court having jurisdiction over the matter which is final and not subject to further court proceedings or appeal, of the matter underlying such Product Liability Claim.

(d) No Liability of Company Shareholders, Participating Rights Holders or Shareholder Representative. Notwithstanding anything to the contrary in this Agreement and for purposes of clarification, except in the case of fraud, the liability of the Participating Rights Holders, including indemnification obligations, under this Agreement shall be limited to the Escrowed Funds; and, once amounts held pursuant to the Escrow Agreement are released to the Participating Rights Holders pursuant to the terms of the Escrow Agreement, Parent, the Surviving Corporation and any Affiliates thereof and any other Parent Indemnitees shall have no further claim to the amount thereof from the Participating Rights Holders, except in the case of fraud. Without limiting the ability of the Parent to recover from the Escrowed Funds in accordance with this Article 9, and except in the case of fraud, nothing in this Agreement shall cause the Shareholder Representative or Participating Rights Holders to become personally liable for any indemnification claim pursuant to the provisions of this Article 9.

9.6 Right to Bring Action; No Contribution. Notwithstanding anything in this Article 9 or elsewhere in this Agreement to the contrary, only the Shareholder Representative shall have the right, power and authority to commence any action, suit or proceeding, including any arbitration proceeding, by and on behalf of any or all Participating Rights Holders against Parent or the Surviving Corporation or any other Indemnified Person in connection with the Agreement and the Escrow Agreement and the transactions contemplated herebyand thereby, and in no event shall any Participating Rights Holder himself, herself or itself have the right to commence any action, suit or proceeding, including any arbitration proceeding, against Parent or the Surviving Corporation, or any other Indemnified Person in such connection. By virtue of the adoption of this Agreement and the approval of the Merger by the Company Shareholders, each Participating Rights Holder (regardless of whether or not such Participating Rights Holder votes in favor of the adoption of the Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) shall be deemed to have waived, and shall be deemed to have acknowledged and agreed that such Participating Rights Holder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Surviving Corporation in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement.

ARTICLE 10

GENERAL PROVISIONS

10.1 Notices. All notices, claims and demands hereunder, and all other communications which are required to be given in writing pursuant to this Agreement, shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or facsimile (received at the facsimile machine to which it is transmitted prior to 5 p.m., local time, on a business day for the party to which it is sent, or if received after 5 p.m., local time, as of the next business day) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.1):

if to Parent or Merger Sub:

Cytyc Corporation

85 Swanson Road

Boxborough, MA 01719

Attention: Vice President – Corporate Development

Facsimile: (978) 266-3008

with a copy to:

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

Attention: Johan V. Brigham, Esq.

Facsimile: (617) 951-8736

if to the Company:

Novacept, Inc. 1047 Elwell Court

Palo Alto, California 94303

Attention: President

Facsimile: (650) 335-2613

with a copy to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Christopher D. Mitchell, Esq.

Facsimile: (650)-493-6811

and if to the Shareholder Representative:

David Clapper

860 Hobart Street

Menlo Park, CA 94025

Facsimile: (650)-493-6811 (c/o Chris Mitchell)

and:

Edward Unkart

6 Valley Oak

Portola Valley, CA 94028

Facsimile: (650)-493-6811 (c/o Chris Mitchell)

with a copy to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Christopher D. Mitchell, Esq.

Facsimile: (650) 493-6811

10.2 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means any bona fide offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction.

“Acquisition Transaction” means (a) any transaction or series of related transactions other than the transactions contemplated by this Agreement involving the purchase of all or any significant portion of the capital stock or assets of the Company, (b) any agreement to enter into a business combination with the Company, (c) any agreement made, other than in the ordinary course of business, with regard to the Intellectual Property owned or licensed by the Company, and (d) any other extraordinary business transaction involving or otherwise relating to the Company or any Intellectual Property owned or licensed by the Company.

“Affiliate” means, with respect to any person, any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. Until the consummation of the Merger, the Company shall not be deemed for any purposes of this Agreement to be an Affiliate of the Parent.

“Closing Payment Amount” means the amount of (i) $325,000,000, plus (ii) the aggregate exercise price of all Company Options and Company Warrants outstanding and unexercised immediately prior to the Effective Time; and minus (iii) the Aggregate Maximum Transaction Cost.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Licensed Intellectual Property” means all Intellectual Property licensed to the Company or any of its Subsidiaries by any third party.

“Company Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Products” means the Company’s NovaSure impedance controlled endometrial ablation system in its current configuration, together with all enhancements thereto currently under development.

“Company Warrant” means each unexercised right, warrant or option to purchase Company Common Stock or Company Preferred Stock listed in Section 3.2(f) of the Company Disclosure Schedule or the Capitalization Certificate.

“Conversion Rate”, with respect to any series of Company Preferred Stock, means at any point in time the number of shares of Company Common Stock into which each share of such Company Preferred Stock may be converted pursuant to the then effective Restated Articles.

“Damages” means all damages, losses, costs, and expenses incurred or suffered, or that are reasonably likely to be incurred or suffered, by a party with respect to or relating to an event, circumstance or state of facts. Damages shall specifically include court costs and the reasonable fees and expenses of legal counsel arising out of or relating to any direct or third-party claims, demands, actions, causes of action, suits, litigations, arbitrations or liabilities.

“Environmental Law” means any judgment, decree, order, law license, rule or regulation pertaining to environmental matters, including those arising under any federal, state or local statute, regulation, ordinance, order or decree relating to the environment or exposure to a Hazardous Substance.

“Environmental Permit” means all material permits, licenses and other authorizations required under any Environmental Law.

“Escrowed Funds” means the amounts delivered to the Escrow Agent pursuant to the provisions of Section 1.5 hereof less any such amounts distributed to the Participating Rights Holders or to any Parent Indemnitee by the Escrow Agent in accordance with this Agreement or the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration.

“Financial Statements” means (a) the audited consolidated financial statements (including balance sheet, income statement and statement of cash flows) as of and for the year ended December 31, 2003, and with respect to representations made as of the Closing Date also means (b) the unaudited consolidated financial statements (including balance sheet, income statement and statement of cash flows) as of the end of the most recently completed fiscal quarter prior to the Closing Date, and for the portion of the current fiscal year ended on such date, each of which the Company has made available to the Parent or its counsel and included in the Company Disclosure Schedule.

“Fully-Diluted Common Stock Number” means (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including Dissenting Shares and any shares of Company Stock that would be issued upon conversion of any shares of Company Preferred Stock that have elected to be, or are required to be, converted into Company Common Stock as of immediately prior to the Effective Time in connection with the Merger), plus (ii) the maximum number of shares of Company Common Stock issuable upon exercise of unexercised Company Options and Company Warrants outstanding immediately prior to the Effective Time, and minus (iii) any shares of Company Common Stock, Company Preferred Stock, Company Options or Company Warrants (all calculated similarly as above) held by the Company or any Subsidiary of the Company or by Parent or any Affiliate of Parent. For the purposes of this calculation, the number of shares of Company Common Stock issuable upon exercise of any Company Warrants exercisable for Company Preferred Stock shall be deemed to be such number of shares of Company Preferred Stock multiplied by the conversion ratio for the applicable series of Company Preferred Stock.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” (whether such term is capitalized or not) means any United States (federal, state or local) or foreign government, or governmental, regulatory or administrative authority, agency or commission.

“Hazardous Substance” means (a) those substances defined in or regulated under the following federal statutes and their state counterparts and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; and (e) any substance, material or waste regulated by any federal, state, local or foreign Governmental Authority pursuant to any Environmental Laws.

“Indebtedness” means, as applied to any person, (a) all indebtedness for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness for the deferred purchase price of property or services represented by a note or other security, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such person is liable as lessee, (f) any liability in respect of banker’s acceptances or letters of credit, and (g) all indebtedness referred to in clauses (a), (b), (c), (d), (e) or (f) above which is directly or indirectly guaranteed by or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnification Control Person” means (i) in the event of a claim by a Rights Holder Indemnitee, the Parent or (ii) in the event of a claim made by a Parent Indemnitee against the Escrowed Funds, the Shareholder Representative.

“Indemnifying Party” means any person against whom indemnification may be sought pursuant to the provisions of Article 9.

“Indemnified Person” means any person entitled to seek indemnification pursuant to the provisions of Article 9.

“Intellectual Property” means intellectual property or proprietary rights of any description including (a) rights in any patent, patent application (including any provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, any PCT international applications, and all foreign counterparts), copyright, industrial design, URL, domain name, trademark, service mark, logo, trade dress or trade name, (b) related registrations and applications for registration, (c) trade secrets, moral rights or publicity rights, and (d) inventions, discoveries, or improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data, whether or not patented, patentable, copyrightable or reduced to practice, including any inventions, discoveries, improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data embodied or disclosed in any: (i) computer source code (human-readable format) and object code (machine-readable format); (ii) specifications; (iii) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (iv) engineering, programming, service and maintenance notes and logs; (v) technical, operating and service and maintenance manuals and data; (vi) hardware reference manuals; and (vii) user documentation, help files or training materials.

“knowledge” of the Company or any Subsidiary whether or not capitalized means the actual knowledge of David Clapper, Edward Unkart, Russ Sampson, Eugene Skalnyi and Donald Nathe.

“Material Adverse Effect” means with respect to the Company or Parent, as the case may be, any change or effect that, when taken individually or together with all other adverse changes or effects, materially adversely effects the business, results of operations and financial condition of the Company or Parent, as the case may be, together with their respective Subsidiaries, taken as a whole; provided, however that any event or occurrence resulting from the announcement or pendency of the Merger, this Agreement and the transactions contemplated hereby shall not be deemed to result in a Material Adverse Effect; provided, further, however that any event or occurrence resulting from (i) changes in general economic or political conditions, (ii) changes in law, regulation or policy or (iii) changes in the healthcare industry generally, the medical device industry generally or the market for products and procedures for the treatment of excessive menstrual bleeding in particular shall not be deemed to result in a Material Adverse Effect, unless in any such instance such change described in (i), (ii) or (iii) above impacts the Company in a materially disproportionate manner relative to a preponderance of other entities impacted by such change.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Participating Rights Holders” means those persons (other than the holders of Dissenting Shares, the Company, Parent or any Subsidiary of the Company or Parent) who, immediately prior to the Effective Time of the Merger, were holders of shares of Company Common Stock, Company Preferred Stock, Company Options or Company Warrants and whose interests therein, as the result of the Merger, are converted into rights to receive a portion of the Closing Payment Amount.

“Per Share Common Closing Payment” means the amount equal to the quotient obtained by dividing (x) the amount of the Closing Payment Amount minus the Preferred Closing Payment Amount, and minus the Representative Reimbursement Amount, by (y) the Fully-Diluted Common Stock Number.

“Per Share Preferred Closing Payment” means, with respect to each share of any series of Company Preferred Stock outstanding immediately prior to the Effective Time (other than any shares of Company Preferred Stock held by Parent and any shares of Company Preferred Stock converted into Common Stock immediately prior to the Effective Time in connection with the Merger), the portion of the Closing Payment Amount allocable to such share, in preference to any share of Company Common Stock or other series of Preferred Stock, pursuant to the Company’s Restated Articles as in effect immediately prior to the Effective Time.

“Preferred Closing Payment Amount” means an amount equal to the sum of all Per Share Preferred Closing Payments for all series of Company Preferred Stock.

“Principal Business” means the design, development, manufacture, marketing and sale of the Company Products.

“Restated Articles” means the Amended and Restated Articles of Incorporation of the Company.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means all shares of Company Common Stock and Company Preferred Stock, all outstanding options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock of the Company, and all shares issuable upon exercise or conversion of the Company Preferred Stock, options, warrants, convertible notes, rights of conversion and other rights to acquire stock of the Company, outstanding from time to time, whether or not then currently vested, exercisable or convertible.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder” means any holder of Securities.

“Shareholder Representative” means the individual appointed to serve as such under Section 2.5.

“Special Claims” means any Tax Claims, Appraisal Claims, Product Liability Claims and Transaction Cost Claims.

“Special Representations” means any representations or warranties relating to Section 3.2 of this Agreement or representations or warranties contained in the Capitalization Certificate.

“Subsidiary or Subsidiaries” (whether or not capitalized) of any person means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such person (either above or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means any United States federal, state or local, or non-United States, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, net worth, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or similar levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

“Taxation Authority” means any Governmental Authority having any responsibility for (a) the determination, assessment or collection or payment of any Tax, or (b) the administration, implementation or enforcement of or compliance with any law relating to any Tax.

“Tax Claims” means a claim resulting from any breach of any representation or warranty in Section 3.24 of this Agreement or any covenant in Sections 5.1(p), 5.2, or 6.8 of this Agreement;

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

The following table sets forth certain other defined terms and the Section of the Agreement in which the meaning of each such term appears:

Section(s)
“Activities to Date”	3.21(a)

“Agreement”	Preamble

“Aggregate Maximum Transaction Cost”	9.2(e)

“Agreement Date”	Preamble

“Antitrust Filing”	6.2

“Appraisal Claims”	9.2(c)

“California Law”	Preamble

Section(s)
“Capitalization Certificate”	7.2(i)

“Certificates”	2.2(a)(i)

“Claim Deadline”	9.5(c)

“Closing”	1.1(b)

“Closing Date”	1.1(b)

“Company”	Preamble

“Company Board”	Preamble

“Company Common Stock”	Preamble

“Company Disclosure Schedule”	Article 3

“Company Financing Termination Date”	8.1(b)

“Company Licenses”	3.21(a)

“Company Option”	2.1(c)

“Company Option Plan”	2.1(c)

“Company Participants”	6.10(a)

“Company Preferred Stock”	Preamble

“Company Shareholders”	Preamble

“Company Warrant”	2.1(c)(ii)

“Confidentiality Agreement”	6.7

“Debt Financing”	6.13

“Derivative Instruments”	2.2(a)(i)

“Dissenting Shares”	2.4(a)

“Effective Time”	1.1(b)

“Employee Benefit Plan”	3.20(a)

“Escrow Agent”	1.5(b)

“Escrow Agreement”	1.5(b)

“Final Termination Date”	8.1(d)

“Foreign Antitrust Filing”	6.2

“HIPAA”	3.14

“HSR Act”	6.2

“HSR Filing Date”	6.3(c)

“Initial Escrow Amount”	1.5(b)

Section(s)
“Joint Representative”	2.5(a)

“Merger”	Preamble

“Merger Document”	1.1(b)

“Merger Sub”	Preamble

“MS Commitment Letter”	4.5

“MS Credit Agreement”	4.5

“Notified Party”	3.9(g)

“Option Shares”	2.1(c)

“Parent”	Preamble

“Parent ESPP”	6.10(b)

“Parent Financing Termination Date”	8.1(c)

“Parent-Handled Claims”	9.3(e)

“Parent Indemnitee”	9.2

“Permits”	3.14

“Product Liability Claims”	9.2(b)

“Product Liability Claims Cap”	9.5(b)(iii)

“Recent Tax Returns”	3.24(a)

“Representative Reimbursement Amount”	1.5(c)

“Rights Holder Indemnitee”	9.1(a)

“Shareholder Approval”	6.4

“Specified Intellectual Property Claims”	9.2(d)

“Specified Intellectual Property Claims Cap”	9.5(b)(ii)

“Specified Intellectual Property Claims Per Claim Cap”	9.5(b)(ii)

“SR Expenses”	2.5(c)

“Surviving Corporation”	1.1(a)

“Surviving Corporation Charter”	1.3(a)

“Third-Party Claim”	9.3(a)

“Transaction Cost Certificate”	7.2(k)

“Transaction Cost Claims”	9.2(e)

“Warrant Shares”	2.1(c)(ii)

10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

10.4 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement and, when executed and delivered by the parties thereto, the Escrow Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise, except that (a) Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent; provided, that no such assignment to an Affiliate shall relieve the assigning party of its obligations hereunder, and (b) after the Effective Time, Parent may assign all of its rights and obligations hereunder to a person that acquires all of the capital stock, or substantially all of the assets, of the division or business unit of Parent responsible for the business of the Company; provided, that such person assumes this Agreement, in writing, and agrees to be bound by and to comply with all of the terms and conditions hereof.

10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

10.7 Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of California applicable to contracts executed in and to be performed in that state.

10.8 Consent to Jurisdiction.

(a) EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF CALIFORNIA AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR NORTHERN DISTRICT OF CALIFORNIA, FOR THE PURPOSE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT TO SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED EXCLUSIVELY IN ANY CALIFORNIA STATE OR FEDERAL COURT SITTING IN THE CITY OF SAN FRANCISCO. EACH OF PARENT, THE COMPANY AND MERGER SUB AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR, PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b) EACH OF PARENT, THE COMPANY AND MERGER SUB IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY THE PERSONAL DELIVERY OF COPIES OF SUCH PROCESS TO SUCH PARTY. NOTHING IN THIS SECTION 10.8 SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

10.9 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes,” or “including” appears in this Agreement, it shall be deemed in each instance to be followed by the words “without limitation.”

10.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.11 Fees and Expenses. Except for claims for Damages pursuant to Article 9 and as provided in Section 2.5(c) hereof and as such fees and expenses are incorporated in the definitions of “Closing Payment Amount” and “Aggregate Maximum Transaction Cost”, each party hereto shall be responsible for all fees and expenses (including the fees and expenses of legal counsel and financial advisors engaged by such parties) incurred by such party in connection with the preparation and negotiation of this Agreement, and the consummation of the transactions contemplated hereby, including, in the case of the Company, any fees and expenses incurred by the Company in any related or alternative transactions, including but not limited to the preparation and filing of the Company’s registration statement on Form S-1 filed with the SEC on January 12, 2004 and any amendments thereto.

10.12 Amendment. This Agreement may be amended prior to the Effective Time only by an instrument in writing, duly authorized by the Company Board, executed by Parent or its designee, the Merger Sub, the Company and the Shareholder Representative. This Agreement may be amended subsequent to the Effective Time only by an instrument in writing executed by Parent, the Surviving Corporation and the Shareholder Representative, after authorization by written consent the Participating Rights Holders entitled to a majority in amount of the Escrowed Funds then in the possession of the Escrow Agent.

10.13 Waiver. At any time prior to the Effective Time, Parent and the Company may agree to (a) extend the time for the performance of any obligation or other act of the other (including, in the case of Parent, the Merger Sub) party hereto, (b) waive any inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other, as the case may be, with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and, for the limited purposes of agreeing to perform the duties specified in Section 2.5, the Shareholder Representative, have duly executed this Agreement and Plan of Merger as an instrument under seal as of the date first above written.

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	Chairman, Chief Executive Officer and President

RADIO ACQUISITION CORP.

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	President and Chief Executive Officer

NOVACEPT

By:	/s/ David M. Clapper
Name:	David M. Clapper
Title:	Chief Executive Officer and President

SHAREHOLDER REPRESENTATIVE
for the limited purposes of agreeing to perform the duties expressly delegated to the “Shareholder Representative” hereunder

/s/ David M. Clapper
Name:	David M. Clapper, Joint Representative

/s/ Edward Unkart
Name:	Edward Unkart, Joint Representative

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

LIST OF EXHIBITS

Exhibit A	California Agreement of Merger

Exhibit B	Escrow Agreement

Exhibit C	Form of Employee Proprietary Information and Inventions Agreement

Exhibit D-1	Form of Non-Competition Agreement

Exhibit D-2	Form of Employment Agreement

Exhibit E	Form of Legal Opinion of Wilson Sonsini Goodrich & Rosati

Exhibit F	Form of Legal Opinion of Bingham McCutchen LLP